UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2021

NEW YORK COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-31565	06-1377322
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

615 Merrick Avenue, Westbury, New York 11590

(Address of principal executive offices)

(516) 683-4100

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	NYCB	New York Stock Exchange
Bifurcated Option Note Unit SecuritiES SM	NYCB PU	New York Stock Exchange
Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock, $0.01 par value	NYCB PA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Section 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Section 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CURRENT REPORT ON FORM 8-K

Item 1.01	Entry into a Material Definitive Agreement

On April 24, 2021, New York Community Bancorp, Inc., a New York corporation (“NYCB”), 615 Corp., a direct, wholly-owned subsidiary of NYCB (“Merger Sub”), and Flagstar Bancorp, Inc., a Michigan corporation (“Flagstar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement: (i) Merger Sub will merge with and into Flagstar, with Flagstar as the surviving entity (the “Merger”), (ii) as soon as reasonably practicable following the Merger, pursuant to Chapter 7 of the Michigan Business Corporation Act and Section 253 of the Delaware General Corporation Law, Flagstar will merge with and into NYCB (the “Holdco Merger”), with NYCB as the surviving entity (the “Surviving Entity”), and (iii) at a time and date following the Holdco Merger as determined by NYCB, Flagstar Bank, FSB, a federally chartered stock savings bank and a wholly-owned subsidiary of Flagstar, will merge with and into New York Community Bank, a New York state-chartered savings bank and a wholly-owned subsidiary of NYCB (“NYCB Bank”), with NYCB Bank as the surviving bank (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Transactions”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of NYCB and Flagstar. Subject to the fulfillment of customary closing conditions, certain of which are described below, the parties anticipate that the Transactions will close by the end of 2021.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value, $0.01 per share, of Flagstar outstanding immediately prior to the Effective Time (“Flagstar Common Stock”), except for certain shares held by Flagstar or NYCB, will be converted into the right to receive 4.0151 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of NYCB (“NYCB Common Stock”) (the “Merger Consideration”). Holders of Flagstar Common Stock will also be entitled to receive cash in lieu of fractional shares of NYCB Common Stock.

Treatment of Flagstar Equity Awards

The Merger Agreement also provides that, at the Effective Time, each outstanding time-based restricted stock unit award (a “Flagstar RSU”) under Flagstar’s 2016 Stock Award and Incentive Plan (the “Flagstar Stock Plan”) will cease to represent a restricted stock unit denominated in Flagstar Common Stock and will be converted into a number of time-based restricted stock units denominated in NYCB Common Stock (each, an “NYCB RSU”) equal to the product of (i) the number of shares of Flagstar Common Stock subject to such Flagstar RSU immediately prior to the Effective Time (including any applicable dividend equivalents), multiplied by (ii) the Exchange Ratio.

The Merger Agreement further provides that, at the Effective Time, each outstanding performance share unit (a Flagstar PSU”) under the Flagstar Stock Plan for which the applicable performance period is complete, including awards granted prior to the date of the Merger Agreement under Flagstar’s Executive Long-Term Incentive Program and Flagstar PSUs granted in 2019, whether vested or unvested, will cease to represent a performance share unit denominated in shares of Flagstar Common Stock and will be converted into the right to receive the Merger Consideration in respect of the number of shares of Flagstar Common Stock underlying such Flagstar PSU immediately prior to the Effective Time based on actual performance through completion of the applicable performance period, which will be determined by the compensation committee of the board of directors of Flagstar.

Each Flagstar PSU determined not to have completed the applicable performance period will cease to represent a performance share unit denominated in shares of Flagstar Common Stock and will be converted into an NYCB RSU. The number of shares of NYCB Common Stock subject to each such NYCB RSU will be equal to the product of (i) the number of shares of Flagstar Common Stock subject to such Flagstar PSU immediately prior to the Effective Time (including any applicable dividend equivalents) based on (a) in the case of Flagstar PSUs granted in 2020, 150% of the target level of performance and (b) in the case of Flagstar PSUs granted in 2021 and thereafter, the target level of performance multiplied by (ii) the Exchange Ratio.

The NYCB RSUs will continue to be governed by the same terms and conditions (including employment vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable Flagstar Stock Plan or award agreement; provided that such protections will be extended to apply until 18 months after the Effective Time) as were applicable to the applicable Flagstar RSU or PSU immediately prior to the Effective Time.

The Merger Agreement provides that, except as otherwise agreed between NYCB and Flagstar, at the Effective Time, each outstanding restricted stock award held by a Flagstar director (a “Flagstar Restricted Share Award”) under the Flagstar Stock Plan, whether vested or unvested, will accelerate in full and be converted into, and become exchanged for, the Merger Consideration in respect of the number of shares of Flagstar Common Stock subject to each such Flagstar Restricted Share Award.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of NYCB will take all actions necessary to adopt certain amendments to the bylaws of NYCB (“NYCB Bylaws Amendment”) regarding governance matters. Effective as of the effective time of the Holdco Merger, and in accordance with the NYCB Bylaws Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Entity and the full Board of Directors of NYCB Bank will each be twelve, of which (i) eight will be directors of NYCB immediately prior to the Effective Time, which will include Thomas Cangemi, the current Chairman, President and Chief Executive Officer of NYCB, Robert Wann, a current director and Chief Operating Officer of NYCB, Hanif Dahya, a current director of NYCB who will serve as the Presiding Director, and such other directors as determined by NYCB and (ii) four will be directors of Flagstar immediately prior to the Effective Time (the “Flagstar Designated Directors”), which will include Alessandro DiNello, the current President and Chief Executive Officer of Flagstar, who will serve as the Non-Executive Chairman of the Board of Directors of each of the Surviving Entity and NYCB Bank, David Treadwell, a current director of Flagstar who will serve as the Risk Assessment Committee Chairman of the Surviving Entity and such other directors of Flagstar immediately prior to the Effective Time as mutually agreed to by Flagstar and NYCB, who will be independent of NYCB in accordance with applicable stock exchange standards.

The Merger Agreement also provides that, at the Effective Time, NYCB will invite all directors of Flagstar immediately prior to the Effective Time (other than the Flagstar Designated Directors) to become members of an Advisory Board of NYCB (the “Advisory Board”), and will cause all such individuals who accept such invitation to be elected or appointed for a two-year term as members of the Advisory Board. Such members of the Advisory Board will serve on the Advisory Board and each receive annual compensation of $40,000. The Chief Executive Officer of NYCB will meet with the Advisory Board at least one time per quarter during the two year period.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains certain representations and warranties from each of NYCB and Flagstar. Flagstar has agreed to certain pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without NYCB’s consent. NYCB has agreed to certain pre-closing covenants, including covenants to refrain from taking certain actions that may result in any of the closing conditions not being satisfied in a timely manner without Flagstar’s consent. Each party has agreed to additional covenants, including, among others, covenants relating to (i) in the case of NYCB, its obligation to call a meeting of its stockholders to approve the issuance of shares of the NYCB Common Stock pursuant to the Merger Agreement (the “Issuance”) and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its stockholders approve the Issuance, (ii) in the case of Flagstar, its obligation to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders adopt the Merger Agreement, and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals.

The completion of the Merger is subject to certain conditions, including (i) adoption of the Merger Agreement by the requisite vote of the Flagstar shareholders and the approval of the Issuance by the requisite vote of the NYCB stockholders, (ii) authorization for listing on the New York Stock Exchange of the shares of NYCB Common Stock to be issued in the Merger, subject to official notice of issuance, (iii) the receipt of the requisite regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, the New York State Department of Financial Services, certain mortgage agencies and, with respect to NYCB Bank’s establishment and operation of Flagstar Bank’s branches and other offices following the effective time of the Bank Merger, any state bank regulatory authority, (iv) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by NYCB in connection with the Transactions, and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Transactions or making the completion of the Transactions illegal. Each party’s obligation to complete the Merger is also subject to certain additional conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of Flagstar, in the case of NYCB and Merger Sub, and NYCB and Merger Sub, in the case of Flagstar, (b) performance in all material respects by Flagstar, in the case of NYCB and Merger Sub, NYCB and Merger Sub, in the case of Flagstar, of its respective obligations under the Merger Agreement, (c) in the case of Flagstar’s obligation to complete the Merger, receipt by Flagstar of an opinion from its counsel to the effect that the Merger and the Holdco Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (d) in the case of NYCB’s obligation to complete the Merger, either (i) the receipt of a similar opinion from its counsel, or (ii) a determination that the Merger and Holdco Merger, taken together, are not reasonably expected to result in a Material Adverse Tax Consequence (as defined in the Merger Agreement).

The Merger Agreement provides certain termination rights for both NYCB and Flagstar and further provides that a termination fee of $90 million will be payable by Flagstar or NYCB, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between NYCB and Flagstar instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding NYCB or Flagstar, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding NYCB, Flagstar, their respective affiliates or their respective businesses, the Merger Agreement and the Transactions that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of NYCB and Flagstar and a prospectus of NYCB, as well as in the Forms 10-K, Forms 10-Q and other filings that each of NYCB and Flagstar makes with SEC.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Letter Agreement

In connection with the Merger Agreement, NYCB also entered into a letter agreement (the “Letter Agreement”) with Thomas Cangemi, to be effective upon the Effective Time. The Letter Agreement provides that, following the Effective Time, Mr. Cangemi will continue to serve as the President and Chief Executive Officer of NYCB, will report directly to the Board, but will cease to serve as Chairman of the Board. The Letter Agreement also provides that Mr. Cangemi’s removal from the role of Chairman of the Board upon the Effective Time will not constitute

“Good Reason” as defined in Mr. Cangemi’s employment agreement between NYCB and Mr. Cangemi. Pursuant to the Letter Agreement, if Mr. Cangemi is not appointed to serve as Chairman of the Board upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Alessandro DiNello as Non-Executive Chairman of the NYCB Board and (ii) the date following the twenty-four (24) month anniversary of the Effective Time (such earlier date, the “Succession Date”), other than because he is no longer serving as Chief Executive Officer as of the Succession Date, he will have Good Reason to terminate his employment with NYCB at such time under his employment agreement. Further, in the event that Mr. Cangemi is terminated without “Cause” as defined in his employment agreement or resigns for Good Reason within the thirty (30) month anniversary of the Effective Time, the Compensation Committee of the Board will cause his outstanding equity awards to become fully vested and non-forfeitable upon such termination.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

Exhibit 2.1	Agreement and Plan of Merger, dated as of April 24, 2021, by and among New York Community Bancorp, Inc., 615 Corp. and Flagstar Bancorp, Inc.*

Exhibit 10.1	Letter Agreement, dated as of April 24, 2021, by and between New York Community Bancorp, Inc. and Thomas Cangemi.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this Current Report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB and/or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This Current Report may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 26, 2021	NEW YORK COMMUNITY BANCORP, INC.

/s/ Salvatore J. DiMartino
	Name:	Salvatore J. DiMartino
	Title:	Senior Managing Director
Director, Investor Relations and Strategic Planning

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK COMMUNITY BANCORP, INC.,

615 CORP.

and

FLAGSTAR BANCORP, INC.

Dated as of April 24, 2021

TABLE OF CONTENTS

ARTICLE I

THE MERGER

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Flagstar Common Stock	2
1.6	Merger Sub Stock	3
1.7	Treatment of Flagstar Equity Awards	3
1.8	Articles of Incorporation of the Interim Surviving Entity	4
1.9	Bylaws of the Interim Surviving Entity	5
1.10	Directors and Officers of the Interim Surviving Entity.	5
1.11	Tax Consequences	5
1.12	Holdco Merger	5
1.13	Bank Merger	6

ARTICLE II

EXCHANGE OF SHARES

2.1	NYCB to Make Consideration Available	6
2.2	Exchange of Shares	6

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FLAGSTAR

3.1	Corporate Organization	8
3.2	Capitalization	10
3.3	Authority; No Violation	11
3.4	Consents and Approvals	12
3.5	Regulatory Reports	13
3.6	Financial Statements	13
3.7	Broker’s Fees	14
3.8	Absence of Certain Changes or Events	14
3.9	Legal and Regulatory Proceedings	15
3.10	Taxes and Tax Returns	15
3.11	Employees	16
3.12	SEC Reports	19
3.13	Compliance with Applicable Law	19
3.14	Certain Contracts	21
3.15	Agreements with Governmental Entities.	22
3.16	Risk Management Instruments	22
3.17	Environmental Matters	23
3.18	Investment Securities and Commodities	23
3.19	Real Property	23
3.20	Intellectual Property.	24
3.21	Information Technology	25
3.22	Related Party Transactions	25
3.23	State Takeover Laws	25
3.24	Reorganization	25
3.25	Opinion	25
3.26	Flagstar Information	25
3.27	Loan Portfolio	26

3.28	Insurance	27
3.29	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.	27
3.30	Mortgage Business.	27
3.31	Securitization Matters.	30

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NYCB AND MERGER SUB

4.1	Corporate Organization	31
4.2	Capitalization	31
4.3	Authority; No Violation	33
4.4	Consents and Approvals	34
4.5	Regulatory Reports	34
4.6	Financial Statements	35
4.7	Broker’s Fees	36
4.8	Absence of Certain Changes or Events	36
4.9	Legal and Regulatory Proceedings	36
4.10	Taxes and Tax Returns	37
4.11	Employees	37
4.12	SEC Reports	38
4.13	Compliance with Applicable Law	39
4.14	Certain Contracts	40
4.15	Agreements with Governmental Entities	41
4.16	Information Technology	41
4.17	Environmental Matters	41
4.18	Investment Securities and Commodities	41
4.19	Related Party Transactions	42
4.20	State Takeover Laws	42
4.21	Reorganization	42
4.22	Opinion	42
4.23	Risk Management Instruments	42
4.24	NYCB Information	42
4.25	Loan Portfolio	43

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time	43
5.2	Flagstar Forbearances	44
5.3	NYCB Forbearances	46

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	47
6.2	Access to Information; Confidentiality	49
6.3	Shareholders’ Approval and Stockholder Approval	50
6.4	Legal Conditions to Merger	51
6.5	Stock Exchange Matters	51
6.6	Employee Matters	52
6.7	Indemnification; Directors’ and Officers’ Insurance	53
6.8	Additional Agreements	54
6.9	Advice of Changes	54
6.10	Dividends	55
6.11	Shareholder Litigation	55

6.12	Corporate Governance	55
6.13	Acquisition Proposals	56
6.14	Public Announcements	57
6.15	Change of Method	57
6.16	Restructuring Efforts.	58
6.17	Takeover Restrictions	58
6.18	Treatment of Flagstar Indebtedness	58
6.19	Exemption from Liability Under Section 16(b)	58
6.20	Transition	59

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	59
7.2	Conditions to Obligations of NYCB and Merger Sub	59
7.3	Conditions to Obligations of Flagstar	60

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	61
8.2	Effect of Termination	62

ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	64
9.2	Extension; Waiver	64
9.3	Nonsurvival of Representations, Warranties and Agreements	64
9.4	Expenses	64
9.5	Notices	64
9.6	Interpretation	65
9.7	No Other Representations or Warranties	66
9.8	Counterparts	67
9.9	Entire Agreement	67
9.10	Governing Law; Jurisdiction	67
9.11	Waiver of Jury Trial	67
9.12	Assignment; Third-Party Beneficiaries	68
9.13	Specific Performance	68
9.14	Severability	68
9.15	Confidential Supervisory Information	68
9.16	Delivery by Electronic Transmission	68

Exhibit A – Amended and Restated Flagstar Charter
Exhibit B – Seventh Amended and Restated Flagstar Bylaws
Exhibit C – NYCB Bylaw Amendment

INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	73
Acquisition Proposal	73
Advisory Board	72
affiliate	85
Agreement	1
Applicable Requirements	38
Bank Merger	1
Bank Merger Agreement	7
Bank Merger Certificates	7
Bank Merger Effective Time	8
BHC Act	12
BOLI	35
business day	85
CARES Act	25
Certificates of Merger	2
Chosen Courts	87
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	64
Continuing Employees	67
Controlled Group Liability	22
Data Tape	38
Delaware Secretary	2
DGCL	2
Effective Time	2
Enforceability Exceptions	15
Environmental Laws	30
ERISA	21
ESOP	41
ESPP	5
ESPP Termination Date	5
Exchange Act	16
Exchange Agent	8
Exchange Fund	8
Exchange Ratio	2
Fannie Mae	35
FDIC	12
Federal Reserve Board	15
Final Offering	5
Flagstar	1
Flagstar 401(k) Plan	68
Flagstar Acquired Mortgage Loan	38
Flagstar Bank	1
Flagstar Benefit Plan	20
Flagstar Board Recommendation	65
Flagstar Bylaws	6
Flagstar Charter	6
Flagstar Common Stock	2
Flagstar Compensation Committee	4
Flagstar Contract	28

Flagstar Designated Directors	72
Flagstar Disclosure Schedule	10
Flagstar Equity Awards	13
Flagstar ERISA Affiliate	22
Flagstar Indemnified Parties	69
Flagstar Insiders	75
Flagstar Meeting	64
Flagstar Owned Mortgage Loan	38
Flagstar Owned Properties	30
Flagstar Preferred Stock	13
Flagstar PSU	4
Flagstar Qualified Plans	21
Flagstar Real Property	30
Flagstar Regulatory Agreement	29
Flagstar Reports	24
Flagstar Restricted Share	5
Flagstar RSU	3
Flagstar Securities	13
Flagstar Serviced Mortgage Loan	38
Flagstar Stock Plans	13
Flagstar Subsidiary	12
Fraud	80
Freddie Mac	35
GAAP	11
Ginnie Mae	35
Goldman Sachs	46
Governmental Entity	16
Holdco Merger	1
Holdco Merger Certificates	6
Holdco Merger Effective Time	6
Intellectual Property	31
Interest Rate Instruments	29
Interim Surviving Entity	1
IRS	21
Jefferies	18
Joint Proxy Statement	16
knowledge	85
Liens	14
Loans	33
made available	85
Material Adverse Effect	11
Materially Burdensome Regulatory Condition	63
MBCA	2
Merger	1
Merger Consideration	2
Merger Sub	1
Merger Sub Charter	32
Merger Sub Common Stock	3
Michigan LARA	2
Morgan Stanley	18
Mortgage Agencies	62
Mortgage Loans	38
Mortgage Servicing Rights	38
Multiemployer Plan	22

Multiple Employer Plan	22
New Certificates	8
New Plans	67
NYCB	1
NYCB 401(k) Plan	68
NYCB Bank	1
NYCB Benefit Plans	48
NYCB Board Recommendation	65
NYCB Bylaws	32
NYCB Bylaws Amendment	7
NYCB Charter	7
NYCB Common Stock	2
NYCB Contract	52
NYCB Disclosure Schedule	39
NYCB Equity Awards	41
NYCB ERISA Affiliate	49
NYCB Meeting	64
NYCB Preferred Stock	7
NYCB PSU Award	41
NYCB Regulatory Agreement	53
NYCB Reports	50
NYCB Restricted Stock Award	41
NYCB RSU	3
NYCB Share Issuance	16
NYCB Subsidiary	40
NYDFS	15
NYSE	9
OCC	15
Old Certificate	3
ordinary course of business	85
Pandemic	12
Pandemic Measures	12
PBGC	21
Permits	24
Permitted Encumbrances	31
person	85
Personal Data	25
Piper Sandler	46
PPP	26
Premium Cap	70
Recommendation Change	65
Representatives	72
Requisite Flagstar Vote	14
Requisite NYCB Vote	43
Requisite Regulatory Approvals	62
S-4	16
Sarbanes-Oxley Act	18
SEC	16
Securities Act	24
Securitization Instruments	39
Security Breach	25
Servicing Agreement	39
SRO	16
Subservicer	39

Subsidiary	12
Surviving Bank	1
Takeover Restrictions	32
Tax	20
Tax Return	20
Taxes	20
Termination Date	80
Termination Fee	81
the date hereof	85
Trade Secrets	32
transactions contemplated by this Agreement	85
transactions contemplated hereby	85
Willful Breach	81

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 24, 2021 (this “Agreement”), by and among New York Community Bancorp, Inc., a Delaware corporation (“NYCB”), 615 Corp., a Delaware corporation and direct, wholly-owned subsidiary of NYCB (“Merger Sub”), and Flagstar Bancorp, Inc., a Michigan corporation (“Flagstar”).

RECITALS

A. The Boards of Directors of NYCB, Merger Sub and Flagstar have determined that it is in the best interests of their respective companies and their stockholders and shareholders, as applicable, to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Flagstar (the “Merger”), so that Flagstar is the surviving entity (hereinafter sometimes referred to in such capacity, the “Interim Surviving Entity”) in the Merger, and, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), the Interim Surviving Entity will, subject to the terms and conditions set forth herein, merge with and into NYCB (the “Holdco Merger”), so that NYCB is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”).

B. At a date and time following the Holdco Merger as determined by NYCB, Flagstar Bank, FSB, a federally chartered stock savings bank and Subsidiary of Flagstar (“Flagstar Bank”), will, subject to the terms and conditions set forth herein and in the Bank Merger Agreement, merge with and into New York Community Bank, a New York State-chartered savings bank and Subsidiary of NYCB (“NYCB Bank”) (the “Bank Merger”), so that NYCB Bank is the surviving bank in the Bank Merger (hereinafter sometimes referred to in such capacity as the “Surviving Bank”).

C. In furtherance thereof, the respective Boards of Directors of NYCB, Merger Sub and Flagstar have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and have resolved to submit this Agreement to their respective stockholders and shareholders, as applicable, for approval and to recommend that their respective stockholders and shareholders, as applicable, approve this Agreement.

D. For U.S. federal income tax purposes, it is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

E. In this Agreement, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Michigan Business Corporation Act (the “MBCA”) and Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into Flagstar pursuant to this Agreement. Flagstar shall be the Interim Surviving Entity in the Merger, and shall continue its corporate existence under the laws of the State of Michigan. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place remotely by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than the second (2nd) business day after the satisfaction or waiver (subject to applicable law) of all the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by NYCB and Flagstar. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or prior to the Closing Date, NYCB shall cause to be filed a certificate of merger with the Department of Licensing and Regulatory Affairs of the State of Michigan (the “Michigan LARA”) and a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) (collectively, the “Certificates of Merger”). The Merger shall become effective as of the date and time specified in the Certificates of Merger in accordance with the relevant provisions of the MBCA or DGCL, as applicable, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MBCA, DGCL and this Agreement.

1.5 Conversion of Flagstar Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of NYCB, Merger Sub, Flagstar or the holder of any securities of NYCB or Flagstar:

(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of Flagstar issued and outstanding immediately prior to the Effective Time (the “Flagstar Common Stock”), except for shares of Flagstar Common Stock owned by Flagstar or NYCB (in each case, other than shares of Flagstar Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Flagstar or NYCB in respect of debts previously contracted (collectively, the “Excluded Shares”)), shall be converted into the right to receive 4.0151 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of NYCB (the “NYCB Common Stock”) (the “Merger Consideration”).

(b) All the shares of Flagstar Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”; it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Flagstar Common Stock) previously representing any such shares of Flagstar Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of NYCB Common Stock that such shares of Flagstar Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Flagstar Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of NYCB Common Stock or Flagstar Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give NYCB and the holders of Flagstar Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Flagstar or NYCB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Flagstar Common Stock that are owned by Flagstar or NYCB (in each case, other than shares of Flagstar Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Flagstar or NYCB in respect of debts previously contracted) shall be cancelled and shall cease to exist and no NYCB Common Stock or other consideration shall be delivered in exchange therefor.

1.6 Merger Sub Stock. At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

1.7 Treatment of Flagstar Equity Awards.

(a) Restricted Stock Unit Awards. Except as otherwise agreed between NYCB and Flagstar, at the Effective Time, each outstanding time-based restricted stock award unit (a “Flagstar RSU”) under the Flagstar Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Flagstar Common Stock and shall be converted into a time-based restricted stock unit denominated in shares of NYCB Common Stock (each, an “NYCB RSU”). The number of shares of NYCB Common Stock subject to each such NYCB RSU shall be equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Flagstar Common Stock subject to such Flagstar RSU immediately prior to the Effective Time (including any applicable dividend equivalents), multiplied by (ii) the Exchange Ratio. Except as specifically provided above, at and following the Effective Time, each such NYCB RSU shall continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable Flagstar Stock Plan or award agreement; provided that such protections shall be extended to apply until eighteen (18) months after the Effective Time) as were applicable to the applicable Flagstar RSU immediately prior to the Effective Time.

(b) Performance Share Unit Awards.

(i) Performance Period Complete. Except as otherwise agreed between NYCB and Flagstar, at the Effective Time, each outstanding performance share unit award under the Flagstar Stock Plans (a “Flagstar PSU”) for which the applicable performance period is complete, including awards granted prior to the date of this Agreement under the Executive Long-Term Incentive Program and Flagstar PSUs granted in 2019, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance share unit denominated in shares of Flagstar Common Stock and shall be converted into the right to receive the Merger Consideration in respect of the number of shares of Flagstar Common Stock subject to such Flagstar PSU immediately prior to the Effective Time based on actual performance through completion of the applicable performance period as determined by the compensation committee of the Flagstar Board (the “Flagstar Compensation Committee”) in its reasonable judgement, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) days following the Closing Date; provided, that, with respect to any Flagstar PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Flagstar Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(ii) Performance Period Incomplete. Except as otherwise agreed between NYCB and Flagstar, at the Effective Time, each Flagstar PSU for which the applicable performance period is not complete shall, automatically and without any action on the part of the holder thereof, cease to represent a performance share unit denominated in shares of Flagstar Common Stock and shall be converted into an NYCB RSU. The number of shares of NYCB Common Stock subject to each such NYCB RSU shall be equal to the product (rounded up to the nearest whole number) of (A) the number of shares of Flagstar Common Stock subject to such Flagstar PSU immediately prior to the Effective Time (including any applicable dividend equivalents) based on (1) in the case of Flagstar PSUs granted in 2020, 150% of the target level of performance and (2) in the case of Flagstar PSUs granted in 2021 and thereafter, the target level of performance multiplied by (B) the Exchange Ratio. Except as specifically provided above, at and following the Effective Time, each such NYCB RSU shall continue to be governed by the same terms and conditions (including employment vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable Flagstar Stock Plan or award agreement; provided that such protections shall be extended to apply until eighteen (18) months after the Effective Time) as were applicable to the applicable Flagstar PSU immediately prior to the Effective Time.

(b) Director Restricted Share Awards. Except as otherwise agreed between NYCB and Flagstar, at the Effective Time, each outstanding restricted stock award held by a Flagstar director (a “Flagstar Restricted Share”) under the Flagstar Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, accelerate in full and shall be converted into, and become exchanged for, the Merger Consideration, pursuant to Section 1.5(a).

(c) Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, Flagstar shall take all actions (including obtaining any necessary determinations and/or resolutions of the Flagstar Board or Flagstar Compensation Committee and, if appropriate, amending the terms of the Flagstar’s 2017 Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable laws to ensure that (i) except for the three-month offering period under the ESPP that commenced on April 1, 2021 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) the Final Offering shall end on a date no later than the business day immediately preceding the Closing Date (the earlier of the date the Final Offering ends and the business day immediately preceding the Closing Date, the “ESPP Termination Date”), (iii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Flagstar Common Stock in accordance with the ESPP as of the end of the Final Offering, with any remaining contributions returned to the participant (without interest) as soon as administratively practicable thereafter, (iv) the applicable purchase price for shares of Flagstar Common Stock shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (v) the ESPP shall terminate in its entirety upon the ESPP Termination Date and no further rights shall be granted or exercised under the ESPP thereafter other than in accordance with the preceding clause (iii).

(d) At or prior to the Effective Time, Flagstar, the Board of Directors of Flagstar and the Flagstar Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.7 and to provide for the net-settlement of all Flagstar RSUs and Flagstar PSUs in respect of any applicable taxes, at the time such taxes may be incurred.

(e) NYCB shall take all corporate actions that are necessary for the treatment of the Flagstar Equity Awards pursuant to Sections 1.7(a) through 1.7(c), including the reservation, issuance and listing of NYCB Common Stock as necessary to effect the transactions contemplated by this Section 1.7. As soon as practicable following the Effective Time, NYCB shall file with the SEC a post-effective amendment to the S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of NYCB Common Stock underlying the NYCB RSUs issued as contemplated by this Section 1.7, and shall maintain the effectiveness of such registration statement for so long as such NYCB RSUs remain outstanding and such registration of shares of NYCB Common Stock issuable thereunder continues to be required.

1.8 Articles of Incorporation of the Interim Surviving Entity. At the Effective Time, the second amended and restated articles of incorporation of Flagstar (the “Flagstar Charter”) shall be amended and restated in the form attached hereto as Exhibit A and thereafter shall be the articles of incorporation of the Interim Surviving Entity until thereafter amended in accordance with its terms and applicable law.

1.9 Bylaws of the Interim Surviving Entity. At the Effective Time, the sixth amended and restated bylaws of Flagstar (the “Flagstar Bylaws”) shall be amended and restated in the form attached hereto as Exhibit B and thereafter shall be the bylaws of the Interim Surviving Entity until thereafter amended in accordance with its terms and applicable law.

1.10 Directors and Officers of the Interim Surviving Entity. At the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.11 Tax Consequences. It is intended that the Merger and the Holdco Merger, taken together, shall be treated as an integrated transaction described in Revenue Ruling 2001-46, 2001-2 C.B. 321, and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12 Holdco Merger.

(a) General. As soon as reasonably practicable following the Merger and as part of a single integrated transaction for U.S. federal income tax purposes, NYCB shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into NYCB in accordance with the Chapter 7 of the MBCA and Section 253 of the DGCL. NYCB shall be the Surviving Entity in the Holdco Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall terminate. NYCB and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger immediately after the Effective Time. The principal place of business of NYCB, as the surviving entity in the Holdco Merger, will be located at Hicksville, Long Island, New York.

(b) Holdco Merger Effective Time. NYCB and the Interim Surviving Entity shall cause to be filed a certificate of merger with the Delaware Secretary and a certificate of merger with the Michigan LARA (together, the “Holdco Merger Certificates”). The Holdco Merger shall become effective at such date and time as specified in the Holdco Merger Certificates in accordance with the relevant provisions of the Chapter 7 of the MBCA and Section 253 of the DGCL, as applicable, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Holdco Merger Effective Time”).

(c) Effects of the Holdco Merger. At and after the Holdco Merger Effective Time, the Holdco Merger shall have the effects set forth in the applicable provisions of the MBCA, the DGCL and this Agreement.

(d) Cancellation of Interim Surviving Entity Stock. Each share of common stock, no par value, of the Interim Surviving Entity, as well as each share of any other class or series of capital stock of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

(e) NYCB Stock. At and after the Holdco Merger Effective Time, each share of NYCB Common Stock and each share of preferred stock of NYCB, par value $0.01 per share (“NYCB Preferred Stock”) issued and outstanding immediately prior to the Holdco Merger Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as applicable, of NYCB and shall not be affected by the Holdco Merger.

(f) Charter of the Surviving Entity. At the Holdco Merger Effective Time, the amended and restated certificate of incorporation of NYCB (the “NYCB Charter”), as in effect immediately prior to the Holdco Merger Effective Time, shall be the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with its terms and applicable law.

(g) Bylaws of the Surviving Entity. At the Holdco Merger Effective Time, the amended and restated bylaws of NYCB as in effect immediately prior to the Holdco Merger Effective Time (including as amended as set forth in Exhibit C) (such amendment, the “NYCB Bylaws Amendment”), shall be the bylaws of the Surviving Entity until thereafter amended in accordance with its terms and applicable law.

(h) Directors and Officers of the Surviving Entity. Subject to Section 6.12, at the Holdco Merger Effective Time, the directors and officers of NYCB as of immediately prior to the Holdco Merger Effective Time shall, at and after the Holdco Merger Effective Time, be the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.13 Bank Merger. At a date and time following the Holdco Merger as determined by NYCB, Flagstar Bank shall merge with and into NYCB Bank. NYCB Bank shall be the Surviving Bank in the Bank Merger and, following the Bank Merger, the separate corporate existence of Flagstar Bank shall terminate. The Bank Merger shall be implemented pursuant to an agreement and plan of merger (the “Bank Merger Agreement”) entered into by NYCB Bank and Flagstar Bank on the date of this Agreement. Each of NYCB and Flagstar shall approve the Bank Merger Agreement and the Bank Merger as the sole voting shareholder of NYCB Bank and Flagstar Bank, respectively, and NYCB and Flagstar shall, and shall cause NYCB Bank and Flagstar Bank, respectively, to, execute any certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) at the Bank Merger Effective Time. The Bank Merger shall become effective promptly following the Holdco Merger Effective Time or at such date and time as specified in the Bank Merger Agreement in accordance with applicable law (such date and time hereinafter referred to as the “Bank Merger Effective Time”).

ARTICLE II

EXCHANGE OF SHARES

2.1 NYCB to Make Consideration Available. At or prior to the Effective Time, NYCB shall deposit, or shall cause to be deposited, with an exchange agent designated by NYCB and reasonably acceptable to Flagstar (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, (a) certificates or, at NYCB’s option, evidence in book-entry form, representing shares of NYCB Common Stock to be issued pursuant to Section 1.5 (collectively, referred to herein as “New Certificates”), and (b) cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of NYCB Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, NYCB shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Flagstar Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive NYCB Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of NYCB Common Stock and any cash in lieu of fractional shares, which the shares of Flagstar Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of NYCB Common Stock to which such holder of Flagstar Common Stock shall have become entitled pursuant to the provisions of Article I, and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of NYCB Common Stock which the shares of Flagstar Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to NYCB Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of NYCB Common Stock that the shares of Flagstar Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of NYCB Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of NYCB Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Flagstar of the shares of Flagstar Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of NYCB Common Stock, cash in lieu of fractional shares and dividends or distributions as contemplated by this Section 2.2, as applicable.

(e) Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of NYCB Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to NYCB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of NYCB. In lieu of the issuance of any such fractional share, NYCB shall pay to each former holder of Flagstar Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of NYCB Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Flagstar Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of NYCB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Flagstar for twelve (12) months after the Effective Time shall be paid to the Surviving Entity. Any former holders of Flagstar Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of NYCB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the NYCB Common Stock deliverable in respect of each former share of Flagstar Common Stock such holder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of NYCB, Flagstar, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Flagstar Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) NYCB shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of NYCB Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Flagstar Common Stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by NYCB or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Flagstar Common Stock in respect of which the deduction and withholding was made by NYCB or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by NYCB or the Exchange Agent, the posting by such person of a bond in such amount as NYCB or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of NYCB Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FLAGSTAR

Except (a) as disclosed in the disclosure schedule delivered by Flagstar to NYCB concurrently with the execution and delivery of this Agreement (the “Flagstar Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in Flagstar Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Flagstar that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced, and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any Flagstar Reports publicly filed with or furnished to the SEC by Flagstar since January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Flagstar hereby represents and warrants to NYCB and Merger Sub as follows:

3.1 Corporate Organization.

(a) Flagstar is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, and is a savings and loan holding company duly registered under the Home Owners’ Loan Act.

Flagstar has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Flagstar is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or standing necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar. As used in this Agreement, the term “Material Adverse Effect” means, with respect to NYCB, Flagstar or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability (including the Pandemic Measures) to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates and mortgage rates and terms) conditions affecting the industries in which such party or its Subsidiaries operate (including any such changes arising out of the Pandemic or any Pandemic Measures) and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 4.3(b) or 4.4) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the financial services sectors in which such party and its Subsidiaries operate, or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, forbearance, moratorium or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and “Subsidiary” when used with respect to any person, means any “subsidiary” of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Flagstar Charter and the Flagstar Bylaws, in each case, as in effect as of the date of this Agreement, have previously been made available by Flagstar to NYCB.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, each Subsidiary of Flagstar (a “Flagstar Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Flagstar or any Flagstar Subsidiary to pay dividends or distributions except, in the case of Flagstar or a Flagstar Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Flagstar Bank is the only Flagstar Subsidiary that is a depository institution, and the deposit accounts of Flagstar Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Flagstar Disclosure Schedule sets forth a true and complete list of all Flagstar Subsidiaries as of the date hereof. True and complete copies of the organizational documents of Flagstar Bank, as in effect as of the date of this Agreement, have previously been made available by Flagstar to NYCB. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Flagstar other than the Flagstar Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of Flagstar consists of 80,000,000 shares of Flagstar Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (“Flagstar Preferred Stock”). As of April 22, 2021, there were: (i) 52,752,606 shares of Flagstar Common Stock issued and outstanding, plus 26,244 Flagstar Restricted Shares; (ii) 340,909 shares of Executive Long-Term Incentive Program Performance Shares; (iii) 379,880 shares of Flagstar Common Stock reserved for issuance upon the settlement of outstanding Flagstar PSUs (assuming performance goals are satisfied at the target level) or 472,213 shares of Flagstar Common Stock reserved for issuance upon the settlement of outstanding Flagstar PSUs (assuming performance goals are satisfied at the maximum level); (iv) 299,453 shares of Flagstar Common Stock reserved for issuance upon the settlement of outstanding Flagstar RSUs; (v) no shares of Flagstar Preferred Stock issued and outstanding; (vi) 1,305,797 shares of Flagstar Common Stock reserved for issuance pursuant to future grants under the Flagstar Stock Plans; (vii) 287,592 shares of Flagstar Common Stock reserved for issuance under the ESPP; (viii) 498,775 shares of Flagstar Common Stock reserved for issuance under Flagstar’s dividend reinvestment plan; and (ix) 122,292 shares of Flagstar Common Stock issued and held in trust under the Flagstar Bank 401(k) Plan. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since April 22, 2021 resulting from the exercise, vesting or settlement of any Flagstar RSUs, Flagstar PSUs, Flagstar Restricted Shares and accumulated contributions to purchase shares of Flagstar Common Stock under the ESPP (collectively, “Flagstar Equity Awards”) described in the immediately preceding sentence there are no shares of capital stock or other voting securities or equity interests of Flagstar issued, reserved for issuance or outstanding. As used herein, the “Flagstar Stock Plans” shall mean: the Flagstar 2016 Stock Award and Incentive Plan. All the issued and outstanding shares of Flagstar Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Flagstar may vote. Except as set forth in Section 3.2(a) of the Flagstar Disclosure Schedule, no trust preferred or subordinated debt securities of Flagstar or any Flagstar Subsidiary are issued or outstanding. Other than Flagstar Equity Awards, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Flagstar, or contracts, commitments, understandings or arrangements by which Flagstar may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Flagstar, or that otherwise obligate Flagstar to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Flagstar Securities”). Other than Flagstar Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of Flagstar or any of the Flagstar Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Flagstar or any of the Flagstar Subsidiaries is a party with respect to the voting or transfer of Flagstar Common Stock, capital stock or other voting or equity securities or ownership interests of Flagstar or granting any shareholder of Flagstar or other person any registration rights.

(b) Section 3.2(b) of the Flagstar Disclosure Schedule sets forth, as of April 8, 2021, a true and complete list of all holders of Flagstar RSUs and Flagstar PSUs, the number of shares of Flagstar Common Stock subject to each Flagstar RSU or Flagstar PSU, the date of grant, the vesting commencement date, the vesting schedule and any applicable performance period. During the period of April 8, 2021 through the date hereof, (i) no Flagstar Equity Awards have been granted and (ii) no Flagstar Equity Awards have been settled in Flagstar Common Stock.

(c) Flagstar, Flagstar owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Flagstar Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Flagstar Bank, as may be provided under Home Owners’ Loan Act) and free of preemptive rights, with no personal liability attaching to the ownership thereof, except, in the case of all Subsidiaries other than Flagstar Bank, as would not, either individually or in the aggregate, reasonably be expected to have Material Adverse Effect on Flagstar. No Flagstar Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Flagstar has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Flagstar. The Board of Directors of Flagstar has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Flagstar and its shareholders, has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger), has directed that this Agreement and the transactions contemplated hereby be submitted to Flagstar’s shareholders for approval and adoption at a meeting of such shareholders, has recommend that its shareholders approve and adopt this Agreement and the transactions contemplated hereby and has adopted resolutions to the foregoing effect. The Board of Directors of Flagstar Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Flagstar Bank and its sole shareholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Flagstar Bank’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. Except for (i) the adoption and approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Flagstar Common Stock entitled to vote on this Agreement (the “Requisite Flagstar Vote”), (ii) the adoption and approval of the Bank Merger Agreement by Flagstar as Flagstar Bank’s sole shareholder, and (iii) if applicable, the submission to the shareholders of Flagstar of an advisory (non-binding) vote on the compensation that may be paid or become payable to Flagstar’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement, no other corporate proceedings on the part of Flagstar are necessary to approve and adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Flagstar and (assuming due authorization, execution and delivery by NYCB and Merger Sub) constitutes a valid and binding obligation of Flagstar, enforceable against Flagstar in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, forbearance, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depositary institutions or their parent companies or the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Flagstar nor the consummation by Flagstar of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Flagstar with any of the terms or provisions hereof, will (i) violate any provision of the Flagstar Charter, the Flagstar Bylaws or the amended and restated organizational certificate (as amended) or bylaws of Flagstar Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Flagstar or any of the Flagstar Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Flagstar or any of the Flagstar Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Flagstar or any of the Flagstar Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval or waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and the approval or waiver of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the New York State Department of Financial Services (the “NYDFS”), and approval or waiver of such applications, filings and notices, (e) the filing of any required filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), (f) the filing of any required applications, filings and notices, as applicable, with any state bank regulatory authority with respect to NYCB Bank’s establishment and operation of Flagstar Bank’s branches and other offices following the Bank Merger Effective Time, and the approvals or waivers of such applications, filings and notices, (g) the filing of any required applications, filings and notices, as applicable, with each Mortgage Agency and the receipt of any required consents or approvals from each Mortgage Agency, (h) the filing of those additional applications, filings and notices, if any, listed on Section 3.4 of the Flagstar Disclosure Schedule or Section 4.4 of the NYCB Disclosure Schedule and approval or non-objection of such applications, filings and notices, (i) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of Flagstar’s shareholders and NYCB’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by NYCB in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration by the SEC of the effectiveness of the S-4, (j) the filing of the Certificates of Merger with the Michigan LARA pursuant to the MBCA and Delaware Secretary pursuant to the DGCL and the filing of the Holdco Merger Certificates with the Michigan LARA pursuant to the MBCA and the Delaware Secretary pursuant to the DGCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (k) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of NYCB Common Stock pursuant to this Agreement (“NYCB Share Issuance”) and the approval of the listing of such NYCB Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality (including any government-sponsored enterprise) or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Flagstar of this Agreement, (ii) the execution and delivery by Flagstar Bank of the Bank Merger Agreement or (iii) the consummation by Flagstar and Flagstar Bank of the Merger and the other transactions contemplated hereby (including the Holdco Merger and the Bank Merger). As used in this Agreement, “SRO” means (x) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Flagstar has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by Flagstar to permit consummation of the Merger, the Holdco Merger and the Bank Merger on a timely basis.

3.5 Regulatory Reports. Flagstar and each of the Flagstar Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Governmental Entity, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar. Subject to Section 9.15 and except for normal examinations conducted by a Governmental Entity in the ordinary course of business of Flagstar and the Flagstar Subsidiaries, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Flagstar, investigation into the business or operations of Flagstar or any of the Flagstar Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar. Subject to Section 9.15, there (x) is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Flagstar or any of the Flagstar Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Flagstar or any of the Flagstar Subsidiaries since January 1, 2018, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

3.6 Financial Statements.

(a) The financial statements of Flagstar and the Flagstar Subsidiaries included (or incorporated by reference) in the Flagstar Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Flagstar and the Flagstar Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Flagstar and the Flagstar Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Flagstar and the Flagstar Subsidiaries have been, since January 1, 2018, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accounting firm of Flagstar has resigned (or informed Flagstar that it intends to resign) or been dismissed as independent public accountants of Flagstar as a result of or in connection with any disagreements with Flagstar on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, neither Flagstar nor any of the Flagstar Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Flagstar, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Flagstar included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Flagstar and the Flagstar Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Flagstar or the Flagstar Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Flagstar. Flagstar (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Flagstar, including the Flagstar Subsidiaries, is made known to the chief executive officer and the chief financial officer of Flagstar by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Flagstar’s outside auditors and the audit committee of Flagstar’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Flagstar’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Flagstar, any fraud, whether or not material, that involves management or other employees who have a significant role in Flagstar’s internal controls over financial reporting. Any such disclosures were made in writing by management to Flagstar’s auditors and audit committee and true and complete copies of such disclosures have been made available to NYCB. To the knowledge of Flagstar, there is no reason to believe that Flagstar’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither Flagstar nor any of the Flagstar Subsidiaries, nor, to the knowledge of Flagstar, any director, officer, auditor, accountant or representative of Flagstar or any of the Flagstar Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Flagstar or any of the Flagstar Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Flagstar or any of the Flagstar Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Flagstar or any of the Flagstar Subsidiaries, whether or not employed or retained by Flagstar or any of the Flagstar Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Flagstar or any of the Flagstar Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Flagstar or any committee thereof or the Board of Directors or similar governing body of any Flagstar Subsidiary or any committee thereof, or, to the knowledge of Flagstar, to any director or officer of Flagstar or any Flagstar Subsidiary.

3.7 Broker’s Fees. With the exception of the engagement of Morgan Stanley & Co. LLC (“Morgan Stanley”) and Jefferies LLC (“Jefferies”), neither Flagstar nor any Flagstar Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Flagstar has disclosed to NYCB as of the date hereof the aggregate fees provided for in connection with the engagement by Flagstar of each of Morgan Stanley and Jefferies related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2020, except for changes resulting from or related to the Pandemic or the Pandemic Measures, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

(b) Since December 31, 2020, through the date of this Agreement, except with respect to the transactions contemplated hereby and changes resulting from or related to the Pandemic or the Pandemic Measures, Flagstar and the Flagstar Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal and Regulatory Proceedings.

(a) Neither Flagstar nor any of the Flagstar Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Flagstar, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Flagstar or any of the Flagstar Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Flagstar or any of the Flagstar Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) Subject to Section 9.15, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Flagstar, any of the Flagstar Subsidiaries or the assets of Flagstar or any of the Flagstar Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on Flagstar or any of the Flagstar Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

3.10 Taxes and Tax Returns.

(a) Each of Flagstar and the Flagstar Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true and complete in all material respects. All material Taxes of Flagstar and the Flagstar Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Flagstar and the Flagstar Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Flagstar nor any of the Flagstar Subsidiaries has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Flagstar and the Flagstar Subsidiaries or the assets of Flagstar and the Flagstar Subsidiaries. Neither Flagstar nor any of the Flagstar Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Flagstar and the Flagstar Subsidiaries and other than customary provisions contained in commercial arrangements the primary subject of which is not Taxes and which effect is not material). Neither Flagstar nor any of the Flagstar Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Flagstar), or (ii) has any liability for the Taxes of any person (other than Flagstar or any of the Flagstar Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither Flagstar nor any of the Flagstar Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under

Section 355 of the Code. Neither Flagstar nor any of the Flagstar Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(b) As used in this Agreement, the term “Tax” or “Taxes” means, whether disputed or not (i) any and all U.S. federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property (real, personal, tangible and intangible), capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, franchise, backup withholding, value added, alternative or add-on minimum, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period; and (iii) liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by contract or otherwise by operation of law.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, information return or any other document or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Flagstar Disclosure Schedule sets forth a true and complete list of all material Flagstar Benefit Plans. For purposes of this Agreement, “Flagstar Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Flagstar or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Flagstar or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and employment, consulting, retirement, severance, termination or change in control, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefit, plan, program, agreement or arrangement.

(b) Flagstar has made available to NYCB true and complete copies of each material Flagstar Benefit Plan and the following related documents with respect to each such material Flagstar Benefit Plan, to the extent applicable, (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, (iv) the most recently prepared actuarial report, and (v) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years.

(c) Except as would not result in any material liability to Flagstar and the Flagstar Subsidiaries, taken as a whole, each Flagstar Benefit Plan has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d) Each Flagstar Benefit Plan that is intended to be qualified under Section 401(a) of the Code (collectively, the “Flagstar Qualified Plans”) and the related trust has been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the knowledge of Flagstar, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Flagstar Qualified Plan or the related trust.

(e) Except as would not result in any material liability to Flagstar and the Flagstar Subsidiaries, taken as a whole, with respect to each Flagstar Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Flagstar Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Flagstar Benefit Plan’s actuary with respect to such Flagstar Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such Flagstar Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Flagstar or any of the Flagstar Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Flagstar Benefit Plan. No Controlled Group Liability has been incurred by Flagstar or a Flagstar ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Flagstar, no condition exists that presents a material risk to Flagstar or a Flagstar ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Flagstar and the Flagstar Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(f) None of Flagstar and the Flagstar Subsidiaries nor any Flagstar ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Flagstar and the Flagstar Subsidiaries nor any Flagstar ERISA Affiliate has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. For purposes of this Agreement, “Flagstar ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Flagstar or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(g) Except as set forth in Section 3.11(g) of the Flagstar Disclosure Schedule, no Flagstar Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) Except as would not reasonably be expected to result in any material liability to Flagstar and the Flagstar Subsidiaries, (i) all contributions required to be made to any Flagstar Benefit Plan, required to be made by Flagstar or any Flagstar Subsidiaries, by applicable law or by any plan document or other contractual undertaking, and (ii) all premiums due or payable with respect to insurance policies funding any Flagstar Benefit Plan, in each case, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Flagstar.

(i) There are no pending or, to the knowledge of Flagstar, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Flagstar’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against Flagstar Benefit Plans, any fiduciaries thereof with respect to their duties to Flagstar Benefit Plans or the assets of any of the trusts under any of Flagstar Benefit Plans that would reasonably be expected to result in any liability of Flagstar or any of the Flagstar Subsidiaries in an amount that would be material to Flagstar and the Flagstar Subsidiaries, taken as a whole.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, none of Flagstar and the Flagstar Subsidiaries nor any Flagstar ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of Flagstar Benefit Plans or their related trusts, Flagstar, any of the Flagstar Subsidiaries, any Flagstar ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as set forth in Section 3.11(k) of the Flagstar Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of Flagstar or any of the Flagstar Subsidiaries to payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer director or independent contractor of Flagstar or the Flagstar Subsidiaries, (iii) accelerate the timing of or directly or indirectly cause Flagstar to transfer or set aside any assets to fund any material benefits under any Flagstar Benefit Plan, (iv) otherwise give rise to any material liability under any Flagstar Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Flagstar Benefit Plan on or following the Effective Time or (vi) result in the payment of any amount (whether in cash, in property, or in the form of benefits) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither Flagstar nor any Flagstar Subsidiary has any obligation to provide, and no Flagstar Benefit Plan or other agreement provides any individual with the right to a gross up, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A of the Code or Section 4999 of the Code or otherwise.

(m) No Flagstar Benefit Plan is maintained outside of the United States or provides compensation or benefits primarily for the benefit of any employee or former employee of Flagstar or any Flagstar Subsidiary who primarily resides outside the United States.

(n) Except as would not reasonably be expected to be material to Flagstar and the Flagstar Subsidiaries, taken as a whole, there are no pending or, to Flagstar’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Flagstar or any of the Flagstar Subsidiaries, or any strikes or other labor disputes against Flagstar or any of the Flagstar Subsidiaries. Neither Flagstar nor any of the Flagstar Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and there are no pending or, to the knowledge of Flagstar, threatened organizing efforts by any union seeking to represent any employees of Flagstar or any of the Flagstar Subsidiaries.

(o) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, Flagstar and the Flagstar Subsidiaries are in compliance with, and since January 1, 2018, have complied with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, employee privacy rights, labor relations, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(p) Since January 1, 2018, neither Flagstar nor any Flagstar Subsidiary has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by, and to the knowledge of Flagstar, no allegations of sexual harassment or sexual misconduct have been made to Flagstar against, any individual in his or her capacity as (i) an officer of Flagstar or any of the Flagstar Subsidiaries, (ii) a member of the Board of Directors of Flagstar, or (iii) an employee of Flagstar or any of the Flagstar Subsidiaries at a level of vice president or above. There are no proceedings currently pending or, to the knowledge of Flagstar, threatened related to any allegations of sexual harassment or sexual misconduct by any of the individuals identified in clauses (i)-(iii) of this Section 3.11(p).

3.12 SEC Reports. Flagstar has previously made available to NYCB a true and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by Flagstar pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Flagstar Reports”), and no such Flagstar Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all Flagstar Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Flagstar has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of Flagstar Reports.

3.13 Compliance with Applicable Law.

(a) Flagstar and each of the Flagstar Subsidiaries hold, and have at all times since January 1, 2018 held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith) (the “Permits”), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flagstar, and, to the knowledge of Flagstar, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened. Section 3.13(a) of the Flagstar Disclosure Schedule sets forth each Permit currently held by Flagstar and its Subsidiaries.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, Flagstar and each of the Flagstar Subsidiaries, since January 1, 2018, have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Flagstar or any of the Flagstar Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, regulation, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S.

sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 (as amended) and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”), the Pandemic Measures, and all Governmental Entity requirements relating to the origination, sale and servicing of mortgage and consumer loans. Flagstar and the Flagstar Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Flagstar and the Flagstar Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Flagstar and the Flagstar Subsidiaries conduct business.

(c) Flagstar Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) Flagstar maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and Trade Secrets against any (i) loss or misuse of Personal Data or Trade Secrets, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data or Trade Secrets (clauses (i) through (iii), a “Security Breach”). To the knowledge of Flagstar, since January 1, 2018, Flagstar has not experienced any Security Breach that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flagstar. To the knowledge of Flagstar, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flagstar.

(e) Without limitation, none of Flagstar or any of the Flagstar Subsidiaries, or to the knowledge of Flagstar, any director, officer, employee, agent or other person acting on behalf of Flagstar or any of the Flagstar Subsidiaries has, directly or indirectly, (i) used any funds of Flagstar or any of the Flagstar Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Flagstar or any of the Flagstar Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Flagstar or any of the Flagstar Subsidiaries, (v) made any fraudulent entry on the books or records of Flagstar or any of the Flagstar Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Flagstar or any of the Flagstar Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Flagstar or any of the Flagstar Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

(f) As of the date hereof, each of Flagstar and Flagstar Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither Flagstar nor Flagstar Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Flagstar Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, neither Flagstar nor any of the Flagstar Subsidiaries has directly contracted with an agent for providing assistance to eligible borrowers in connection with any Paycheck Protection Program (“PPP”) loans.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (i) Flagstar and each of the Flagstar Subsidiaries have properly administered all accounts for which it acts as an agent or fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, investment manager, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of Flagstar, any of the Flagstar Subsidiaries, or, to the knowledge of Flagstar, any of its or the Flagstar Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such agent or fiduciary account, and the accountings and related data for each such agent or fiduciary account are true and complete and accurately reflect the assets, activities and performance of such agent or fiduciary account.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of Flagstar Disclosure Schedule or as filed with any Flagstar Reports, as of the date hereof, neither Flagstar nor any of the Flagstar Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Flagstar Benefit Plan):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) which contains a provision that materially restricts the conduct of any line of business by Flagstar or any of the Flagstar Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii) which is a collective bargaining agreement or similar agreement with any labor organization;

(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Flagstar Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Flagstar;

(v) (A) that relates to the incurrence of indebtedness by Flagstar or any of the Flagstar Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Flagstar or any of the Flagstar Subsidiaries of, or any similar commitment by Flagstar or any of the Flagstar Subsidiaries with respect to, the indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;

(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Flagstar or the Flagstar Subsidiaries, taken as a whole;

(vii) which creates future payment obligations from Flagstar or any of the Flagstar Subsidiaries in excess of $3,000,000 per annum (other than any such contracts which are terminable by Flagstar or any of the Flagstar Subsidiaries on ninety (90) days or less notice without any required payment or other conditions, other than the condition of notice);

(viii) that is a settlement, co-existence agreement pertaining to any material trademarks, consent or similar agreement and contains any material continuing obligations of Flagstar or any of the Flagstar Subsidiaries;

(ix) that relates to the material acquisition or disposition of any person, business or asset and under which Flagstar or the Flagstar Subsidiaries have or may have a material obligation or liability;

(x) that relates to any material joint venture, partnership or other similar agreement; or

(xi) which Flagstar or any of the Flagstar Subsidiaries (A) grants any license or other rights under any material Intellectual Property owned by Flagstar or any of the Flagstar Subsidiaries, excluding any license or other rights granted to vendors in the ordinary course of business consistent with past practice, or (B) receives any license or other rights under any Intellectual Property material to the business of Flagstar or any of the Flagstar Subsidiaries, other than in the ordinary course of business.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Flagstar Disclosure Schedule, is referred to herein as a “Flagstar Contract.” Flagstar has made available to NYCB true and complete copies of each Flagstar Contract in effect as of the date hereof.

(b) In each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (i) each Flagstar Contract is valid and binding on Flagstar or one of the Flagstar Subsidiaries, as applicable, and in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) Flagstar and each of the Flagstar Subsidiaries, since January 1, 2018, have complied with and performed all obligations required to be complied with or performed by any of them to date under each Flagstar Contract, (iii) to the knowledge of Flagstar, each third-party counterparty to each Flagstar Contract has, since January 1, 2018, complied with and performed all obligations required to be complied with and performed by it to date under such Flagstar Contract, (iv) neither Flagstar nor any of the Flagstar Subsidiaries has knowledge of, or has received written notice of, (A) any violation of any Flagstar Contract by any of the other parties thereto or (B) any dispute with any third party to any Flagstar Contract, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Flagstar or any of the Flagstar Subsidiaries, or, to the knowledge of Flagstar, any other party thereto, of or under any such Flagstar Contract and (vi) no third-party counterparty to any Flagstar Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Flagstar Contract as a result of the Pandemic or the Pandemic Measures.

3.15 Agreements with Governmental Entities.

(a) Subject to Section 9.15, neither Flagstar nor any of the Flagstar Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Flagstar Disclosure Schedule, a “Flagstar Regulatory Agreement”), nor has Flagstar or any of the Flagstar Subsidiaries been advised in writing, or to Flagstar’s knowledge, orally, since January 1, 2018, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Flagstar Regulatory Agreement.

(b) Flagstar has made available to NYCB each written agreement between a Governmental Entity and Flagstar or a Flagstar Subsidiary, any dispositive court documents and any dispositive correspondence, in each case, with respect to the matter set forth on Section 3.15(b) of the Flagstar Disclosure Schedule and Section 3.15(b) of the Flagstar Disclosure Schedule contains a true and complete list thereof.

3.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of Flagstar or any of the Flagstar Subsidiaries or for the account of a customer of Flagstar or any of the Flagstar Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Flagstar or one of the Flagstar Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Flagstar and each of the Flagstar Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Flagstar, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, Flagstar and the Flagstar Subsidiaries have complied, since January 1, 2018, with all applicable federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws, relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Flagstar, any private environmental investigations or remediation activities or governmental investigations of any nature, pending or to the knowledge of Flagstar threatened, against Flagstar or any of the Flagstar Subsidiaries, seeking to impose or that could reasonably be expected to result in the imposition, on Flagstar or any of the Flagstar Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar. Flagstar is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar. Flagstar has delivered or made available to NYCB copies of all material environmental reports, studies, assessments, and sampling data in the possession of Flagstar relating to Flagstar or its Subsidiaries or any of their current or former properties or activities that have been prepared since January 1, 2018.

3.18 Investment Securities and Commodities.

(a) Each of Flagstar and the Flagstar Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Flagstar’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Flagstar or the Flagstar Subsidiaries. Such securities and commodities are valued on the books of Flagstar in accordance with GAAP in all material respects.

(b) Flagstar and the Flagstar Subsidiaries employ, to the extent applicable, investment, securities, derivatives, risk management and other policies, practices and procedures that Flagstar believes are prudent and reasonable in the context of their respective businesses, and Flagstar and the Flagstar Subsidiaries have, since January 1, 2018, complied with such policies, practices and procedures in all material respects.

3.19 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Flagstar, Flagstar or a Flagstar Subsidiary (a) has good and valid title to all the real property reflected in the latest audited balance sheet included in Flagstar Reports as being owned by Flagstar or a Flagstar Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business or otherwise in accordance with the terms of Section 5.2(b) of this Agreement) (the “Flagstar Owned Properties”), free and clear of all Liens, other than Permitted

Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Flagstar Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates collectively with Flagstar Owned Properties, the “Flagstar Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid and lessee is not in default thereunder and, to the knowledge of Flagstar, the lessor is not in default thereunder. There are no pending or, to the knowledge of Flagstar, threatened legal actions or condemnation proceedings against Flagstar Real Property. “Permitted Encumbrances” shall mean (i) statutory Liens securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (ii) Liens for real property Taxes not yet delinquent or being contested in good faith by appropriate proceedings, (iii) easements, rights of way, and other nonmonetary encumbrances that do not materially affect the value, or use or operation in the ordinary course of the business of Flagstar, of the properties or assets subject thereto or affected thereby, (iv) such imperfections or irregularities of title or Liens as do not materially affect the value, or use or operation in the ordinary course of the business of Flagstar, of the properties or assets subject thereto or affected thereby, (v) zoning, building codes, and other land use laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over such real property and that are not violated by the current use and operation of such real property or the operation of the business of Flagstar and its Subsidiaries, and (vi) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, and rights of landlord under the applicable leases.

3.20 Intellectual Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (a) Flagstar and each of the Flagstar Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens, other than Permitted Encumbrances), all Intellectual Property used in and necessary for the conduct of its business as currently conducted, (b) to the knowledge of Flagstar, the conduct by Flagstar and the Flagstar Subsidiaries of their respective businesses has not, since January 1, 2018, infringed, misappropriated or otherwise violated the rights of any person, (c) no person has asserted in writing to Flagstar that Flagstar or any of the Flagstar Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of such person, (d) to the knowledge of Flagstar, no person has, since January 1, 2018, challenged, infringed, misappropriated or otherwise violated any right of Flagstar or any of the Flagstar Subsidiaries with respect to any Intellectual Property owned by Flagstar or the Flagstar Subsidiaries, (e) neither Flagstar nor any Flagstar Subsidiary has received any written notice of any pending or threatened claim with respect to any Intellectual Property owned by Flagstar or any Flagstar Subsidiary, and Flagstar and the Flagstar Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation, or unenforceability of all Intellectual Property owned or licensed, respectively, by Flagstar and the Flagstar Subsidiaries, (f) to the knowledge of Flagstar, no Trade Secret used by Flagstar has been used or discovered by or disclosed to any person except pursuant to appropriate non-disclosure agreements protecting the confidentiality thereof, which such agreements, to the knowledge of Flagstar, have not been breached in any material respect, (g) each current or former employee of Flagstar or any Flagstar Subsidiary who has developed any material Intellectual Property for or on behalf of Flagstar or any Flagstar Subsidiary has signed an agreement containing a present assignment to Flagstar or the applicable Flagstar Subsidiary of all right, title and interest in and to such Intellectual Property, or such development was within the scope of such employees’ employment and such Intellectual Property is owned by Flagstar or the Flagstar Subsidiary as a matter of applicable Law, and (h) each current or former consultant or contractor of Flagstar or any Flagstar Subsidiary who has developed any material Intellectual Property exclusively for or on behalf of Flagstar or any Flagstar Subsidiary has signed an agreement containing a present assignment to Flagstar or the applicable Flagstar Subsidiary of all right, title and interest in and to such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all intellectual property rights or other proprietary rights arising under the laws of any jurisdiction, including all rights in any of the following: (i) trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) nonpublic information, trade secrets and know-how, including inventions, discovers, ideas, processes, technologies, protocols, formulae, algorithms, software, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (collectively, “Trade Secrets”); (iv) writings and other works (including software), whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) any similar intellectual property or proprietary rights.

3.21 Information Technology. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (a) each of Flagstar and the Flagstar Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all information technology assets used in the conduct of the business of Flagstar and the Flagstar Subsidiaries as currently conducted, and (b) to the knowledge of Flagstar, since January 1, 2018, no person has gained unauthorized access to any information technology networks owned or controlled by and material to the operation of the business of Flagstar and the Flagstar Subsidiaries.

3.22 Related Party Transactions. As of the date hereof, except as set forth in any Flagstar Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Flagstar or any of the Flagstar Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Flagstar or any of the Flagstar Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Flagstar Common Stock (or any of such person’s immediate family members or affiliates) (other than the Flagstar Subsidiaries) on the other hand, of the type required to be reported in any Flagstar Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.23 State Takeover Laws. The Board of Directors of Flagstar has approved and adopted this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of Flagstar Charter or Flagstar Bylaws (collectively, with any similar provisions of the NYCB Charter, Bylaws of NYCB (the “NYCB Bylaws”), certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and Merger Sub Bylaws, as applicable, “Takeover Restrictions”). In accordance with Section 762 of the MBCA, no appraisal or dissenters’ rights will be available to the holders of Flagstar Common Stock in connection with the Merger.

3.24 Reorganization. Flagstar has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.25 Opinion. Prior to the execution of this Agreement, the Board of Directors of Flagstar has received a separate opinion (which, if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Morgan Stanley and Jefferies to the effect that, as of the date thereof and based upon and subject to the factors, assumptions, limitations, qualifications and other matters set forth in the applicable written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Flagstar Common Stock (other than holders of the Excluded Shares). Neither of such opinions has been amended or rescinded as of the date of this Agreement.

3.26 Flagstar Information. The information relating to Flagstar and the Flagstar Subsidiaries that is provided in writing by Flagstar or the Flagstar Subsidiaries or their respective representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of Flagstar incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document to be filed with any Governmental Entity in connection herewith, in each case, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to Flagstar or any of the Flagstar Subsidiaries and other portions within the reasonable control of Flagstar and the Flagstar Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to Flagstar or any of the Flagstar Subsidiaries and other portions within the reasonable control of Flagstar and the Flagstar Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Flagstar with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of NYCB or the NYCB Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

3.27 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.27(a) of the Flagstar Disclosure Schedule, neither Flagstar nor any of the Flagstar Subsidiaries is a party to any written or oral (i) loan, loan agreement, credit facility, note or borrowing arrangement (including leases, equipment finance facilities, tax-exempt loan facilities, mortgage notes, warehouse lines of credit, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Flagstar or any of the Flagstar Subsidiaries is a creditor that, as of March 31, 2021, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2021, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Flagstar or any of the Flagstar Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Since January 1, 2018, each “extension of credit” to any such “executive officer” or other “insider” of Flagstar or any of the Flagstar Subsidiaries has complied with 12 C.F.R. Part 215 in all material respects or is exempt therefrom. Flagstar and the Flagstar Subsidiaries have not originated any Loan under the PPP to any such “executive officer” or other “insider” of Flagstar or any of the Flagstar Subsidiaries in violation of applicable law. Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.27(a) of the Flagstar Disclosure Schedule sets forth a true and complete list of (A) all the Loans of Flagstar and the Flagstar Subsidiaries that, as of March 31, 2021, had an outstanding balance of $1,000,000 or more and were classified by Flagstar as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” or words of similar import, together with (1) the principal amount of and accrued and unpaid interest on each such Loan as of March 31, 2021, (2) the identity of the borrower thereunder and (3) the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, tax-exempt, mortgage, etc.) as of March 31, 2021 and (B) each asset of Flagstar or any of the Flagstar Subsidiaries that, as of March 31, 2021, had a carrying value on the unaudited consolidated balance sheet of Flagstar of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, each outstanding Loan of Flagstar or any of the Flagstar Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Flagstar and the Flagstar Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, each outstanding Loan of Flagstar or any of the Flagstar Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Flagstar and the Flagstar Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Flagstar or any of the Flagstar Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Flagstar nor any of the Flagstar Subsidiaries is now, nor has it ever been since January 1, 2018, subject to any material fine, suspension, settlement or other administrative agreement or sanction by any Governmental Entity relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

3.28 Insurance.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (i) Flagstar and the Flagstar Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Flagstar reasonably has determined to be prudent and consistent with industry practice, and Flagstar and the Flagstar Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (ii) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of Flagstar and the Flagstar Subsidiaries, Flagstar or the relevant Flagstar Subsidiary thereof is the sole beneficiary of such policies, (iii) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (iv) there is no claim for coverage by Flagstar or any of the Flagstar Subsidiaries pending under any insurance policy as to which coverage has been denied by the underwriters of such insurance policy, and (v) neither Flagstar nor any of the Flagstar Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

(b) Section 3.28(b) of the Flagstar Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Flagstar Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Flagstar Reports in accordance with GAAP.

3.29 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Flagstar Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Flagstar Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Flagstar is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

3.30 Mortgage Business.

(a) Each of Flagstar and each Flagstar Subsidiary (including Flagstar Bank) (i) is and at all relevant times since January 1, 2018 was approved and in good standing, as required, as an issuer of the Government National Mortgage Association (“Ginnie Mae”), a seller/servicer of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee of the Federal Housing Administration of the U.S. Department of Housing and Urban Development, the United States Department of Veterans Affairs, and the Rural Housing Service of the United States Department of Agriculture, and as otherwise appropriate by all agencies and governmental or quasi-governmental authorities or by all other entities with which such Flagstar entity conducts and has conducted business, (ii) since January 1, 2018, has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Governmental Entities, (iii) since January 1, 2018, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Mortgage Servicing Rights in respect of any Servicing Agreement, except, in the case of subclause (iii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, and (iv) holds and at all relevant times since January 1, 2018 held in good standing all required approvals, permits and licenses of all Governmental Entities that are necessary to the conduct of the mortgage banking-related business of Flagstar and the Flagstar Subsidiaries (including Flagstar Bank), as applicable.

(b) As of December 31, 2020, subject to Applicable Requirements and except for any Permitted Encumbrances, Flagstar or a Flagstar Subsidiary (including Flagstar Bank), owned the entire right, title and interest free and clear of any liens or encumbrances in and to the Flagstar Acquired Mortgage Loans, Mortgage Servicing Rights and Flagstar Owned Mortgage Loans, in each case, that were reflected as an asset in the audited consolidated balance sheet of Flagstar and its Subsidiaries as of December 31, 2020 and has not disposed of any such right, title or interest in such assets except in the ordinary course of business consistent with past practice. Flagstar or a Flagstar Subsidiary (including Flagstar Bank) has the right to service the Mortgage Loans currently being serviced by Flagstar or a Flagstar Subsidiary (including Flagstar Bank). If Flagstar or a Flagstar Subsidiary (including Flagstar Bank) originated or acquired a Flagstar Acquired Mortgage Loan and then sold or otherwise transferred such Flagstar Acquired Mortgage Loan to a third party, (i) Flagstar or a Flagstar Subsidiary (including Flagstar Bank), as applicable, had good and marketable title free and clear of any liens or encumbrances, other than Permitted Encumbrances and (ii) such third party does not, as of the date hereof, have the right to exercise any right to demand repurchase of such Flagstar Acquired Mortgage Loan by Flagstar or a Flagstar Subsidiary (including Flagstar Bank).

(c) Flagstar and the Flagstar Subsidiaries (including Flagstar Bank) are in compliance with, and since January 1, 2018, have complied with their respective servicing or, as applicable, subservicing, obligations under all Applicable Requirements. Since January 1, 2018 through the date of this Agreement, neither Flagstar nor any of the Flagstar Subsidiaries has received written or, to the knowledge of Flagstar, oral notice of any pending or threatened cancellation or partial termination of any Servicing Agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, each Flagstar Acquired Mortgage Loan that was originated or securitized by Flagstar or any Flagstar Subsidiary (including Flagstar Bank) and, to the knowledge of Flagstar, each Flagstar Acquired Mortgage Loan that was not originated or securitized by Flagstar, was underwritten, originated, funded, insured and securitized in accordance with all Applicable Requirements in effect at the applicable time. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, each Mortgage Loan and the related servicing rights that was sold or otherwise transferred to a third party, was sold or otherwise transferred in accordance with all Applicable Requirements in effect at the time of such sale or transfer.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, (i) the origination file, servicing file, records and documents (whether hard copy or electronic) for each Mortgage Loan owned or serviced by either Flagstar, a Flagstar Subsidiary (including Flagstar Bank) or, to the knowledge of Flagstar, a Subservicer as of the date hereof is true and complete and complies with all Applicable Requirements and (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by Flagstar, any Flagstar Subsidiary (including Flagstar Bank) or a Subservicer under any Servicing Agreement or any Applicable Requirements.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, all Flagstar Owned Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or the CARES Act or similar state and local laws, directives or guidelines promulgated by any Governmental Entity).

(g) No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to the Mortgage Loans that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar.

(h) To the knowledge of the Flagstar, no obligor under any Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, no Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Mortgage Loans or the related Mortgage Servicing Rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Flagstar, neither Flagstar nor any Flagstar Subsidiary (including Flagstar Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Mortgage Loans or the related Mortgage Servicing Rights (or any related instruments under which it was originated).

(j) Except as would not reasonably be expected to have a Material Adverse Effect on Flagstar, either individually or in the aggregate, either Flagstar or a Flagstar Subsidiary (including Flagstar Bank) (or its designated custodian or servicer) has in its possession the complete Data Tape with respect to each Flagstar Acquired Mortgage Loan and neither such Data Tape nor any files of Flagstar or a Flagstar Subsidiary (including Flagstar Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.

(k) Prior to the date hereof, Flagstar has delivered to NYCB an electronic file containing, for each Flagstar Owned Mortgage Loan, the information specified in Section 3.30(k) of the Flagstar Disclosure Schedule (the “Data Tape”). The Data Tape is true and complete in all material respects as of the date specified therein.

(l) For purposes of this Agreement:

(i) “Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than Flagstar and the Flagstar Subsidiaries) to or with which a Mortgage Loan (including a Flagstar Owned Mortgage Loan, Flagstar Acquired Mortgage Loan and a Flagstar Serviced Mortgage Loan) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Mortgage Loan application and the closing or funding of the relevant Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Mortgage Loan, (C) all requirements set forth in the Servicing Agreements, (D) any law, statute, regulation, order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Entity or arbitrator applicable to any Mortgage Loans and (E) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of Flagstar and the Flagstar Subsidiaries (including Flagstar Bank).

(ii) “Flagstar Acquired Mortgage Loan” means any Mortgage Loan originated or purchased by Flagstar or any Flagstar Subsidiary (including Flagstar Bank).

(iii) “Flagstar Owned Mortgage Loan” means any Mortgage Loan for which Flagstar (either on its own or through a Subservicer) performs servicing as a result of its ownership of that Mortgage Loan and not pursuant to a Servicing Agreement.

(iv) “Flagstar Serviced Mortgage Loan” means any Mortgage Loan serviced or master serviced by Flagstar or a Flagstar Subsidiary (either on its own or through a Subservicer) pursuant to a Servicing Agreement at any time since January 1, 2018.

(v) “Mortgage Loans” means any mortgage loan originated, purchased, serviced or subserviced by Flagstar or any Flagstar Subsidiary (including Flagstar Bank), including forward and reverse mortgage loans.

(vi) “Mortgage Servicing Rights” means the rights, title and interest to mortgage servicing rights acquired pursuant to the Servicing Agreements or any side or ancillary agreement entered into in connection with any Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Servicing Agreement.

(vii) “Servicing Agreement” means any contract or agreement pursuant to which Flagstar or a Flagstar Subsidiary (including Flagstar Bank) is obligated to a Governmental Entity or any other third-party person to service and administer Mortgage Loans.

(viii) “Subservicer” means any third party engaged to service loans on behalf of Flagstar or a Flagstar Subsidiary (including Flagstar Bank) pursuant to a Servicing Agreement.

3.31 Securitization Matters.

(a) Each of Flagstar and the Flagstar Subsidiaries, to the extent that it was a sponsor, co-manager, initial purchaser, depositor or placement agent with respect to any securitization transaction, is in compliance in all material respects with all agreements to which it is bound under such securitization transaction (collectively referred to as the “Securitization Instruments”). Each of Flagstar and the Flagstar Subsidiaries has performed in all material respects all of its respective obligations under the Securitization Instruments.

(b) Each Loan and other instrument underlying any securitization transactions originated, pooled and/or sold by Flagstar or any Flagstar Subsidiaries was originated, pooled and/or sold, in all material respects, in compliance with applicable law and with the Securitization Instruments. None of Flagstar or the Flagstar Subsidiaries has incurred any material liability related to a failure, if any, to comply with applicable law or with the terms of the Securitization Instruments with respect to their participation in any securitization transactions.

(c) There are no, and, since January 1, 2018, there have been no, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending or, to the knowledge of Flagstar, threatened in which it is alleged that Flagstar or any Flagstar Subsidiary has made in any agreements, prospectus, or any amendments or supplements thereto contained, as of the date on which it was issued, in any securitization transaction, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NYCB AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by NYCB to Flagstar concurrently with the execution and delivery of this Agreement (the “NYCB Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the NYCB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by NYCB or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced, and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any NYCB Reports publicly filed with or furnished to the SEC by NYCB since January 1, 2020 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), NYCB and Merger Sub hereby represents and warrants to Flagstar as follows:

4.1 Corporate Organization.

(a) NYCB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of NYCB and Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of NYCB and Merger Sub is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or standing necessary, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. True and complete copies of the NYCB Charter, the NYCB Bylaws, the Merger Sub Charter and the Merger Sub Bylaws, in each case, as in effect as of the date of this Agreement, have previously been made available by NYCB to Flagstar.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, each Subsidiary of NYCB (an “NYCB Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of NYCB or any NYCB Subsidiary to pay dividends or distributions except, in the case of NYCB or an NYCB Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each NYCB Subsidiary that is a depositary institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the NYCB Disclosure Schedule sets forth a true and complete list of all NYCB Subsidiaries as of the date hereof. True and complete copies of the organizational documents of NYCB Bank, as in effect as of the date of this Agreement, have previously been made available by NYCB to Flagstar. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of NYCB other than the NYCB Subsidiaries.

4.2 Capitalization.

(a) The authorized capital stock of NYCB consists of 900,000,000 shares of NYCB Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 22, 2021, there were (i) 465,073,857 shares of NYCB Common Stock issued and outstanding, including 8,026,934 shares of NYCB Common Stock granted in respect of outstanding NYCB Common Stock subject to vesting, repurchase or other lapse restriction (each, an “NYCB Restricted Stock Award”) and no unallocated shares of NYCB Common Stock outstanding under the NYCB Employee Stock Ownership Plan, as amended and restated effective January 1, 2012 (the “ESOP”), (ii) 25,365,213 shares of NYCB Common Stock held in treasury, (iii) 1,178,025 shares of NYCB Common Stock (assuming performance goals are satisfied at the maximum level) reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards in respect of shares of NYCB Common Stock (each, an “NYCB PSU Award” and together with the NYCB Restricted Stock Awards, the “NYCB Equity Awards”), (iv) 8,488,314 shares of NYCB Common Stock reserved for issuance pursuant to future grants under the NYCB 2020 Omnibus Incentive Plan, (v) 10,244,408 shares of NYCB Common Stock reserved for issuance upon the exercise of the warrants under NYCB BONUSES Units, (vi) 515,000 shares of NYCB Preferred Stock issued and outstanding and (vii) no other shares of capital stock or other voting securities of NYCB issued, reserved for issuance or outstanding. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding two sentences and for changes since April 22, 2021 resulting from the exercise, vesting or settlement of NYCB Equity Awards described in this Section 4.2(a), there are no shares of capital stock or other voting securities or equity interests of NYCB or Merger Sub issued, reserved for issuance or outstanding. All the issued and outstanding shares of NYCB Common Stock, NYCB Preferred Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. NYCB is current on all dividends payable on the outstanding shares of NYCB Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of NYCB or Merger Sub may vote. Except as set forth in Section 4.2(a) of the NYCB Disclosure Schedule, no trust preferred or subordinated debt securities of NYCB or any NYCB Subsidiary are issued or outstanding. Other than with respect to the NYCB Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in NYCB or Merger Sub, or contracts, commitments, understandings or arrangements by which NYCB or Merger Sub may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in NYCB or Merger Sub or that otherwise obligate NYCB or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the NYCB Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of NYCB or any of the NYCB Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which NYCB or any of the NYCB Subsidiaries is a party with respect to the voting or transfer of NYCB Common Stock, Merger Sub Common Stock, capital stock or other voting or equity securities or ownership interests of NYCB or Merger Sub or granting any stockholder or other person any registration rights.

(b) NYCB owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the NYCB Subsidiaries, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to NYCB Bank, as provided under the New York Banking Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof, except, in the case of all Subsidiaries other than NYCB Bank, as would not, either individually or in the aggregate, reasonably be expected to have Material Adverse Effect on NYCB. No NYCB Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of NYCB and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of NYCB and Merger Sub and by NYCB, as the sole shareholder of Merger Sub. The Board of Directors of NYCB has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of NYCB and its stockholders, has adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger and the NYCB Share Issuance), has directed that the NYCB Share Issuance be submitted to NYCB’s stockholders for approval and adoption at a meeting of such stockholders, has recommended that its stockholders approve and adopt the NYCB Share Issuance and has adopted resolutions to the foregoing effect. The Board of Directors of Merger Sub has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Merger Sub and its sole shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), has directed that this Agreement be submitted to Merger Sub’s sole shareholder for approval, and has adopted resolutions to the foregoing effect. The Board of Directors of NYCB Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of NYCB Bank and its sole stockholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, and has directed that the Bank Merger Agreement be submitted to NYCB Bank’s sole stockholder for approval, and has adopted resolutions to the foregoing effect. Except for (i) the approval of the NYCB Share Issuance by a majority of all the votes cast by the holders of outstanding NYCB Common Stock at a meeting of the stockholders of NYCB at which a quorum exists (the approval in clause (i), the “Requisite NYCB Vote”), (ii) the adoption and approval of the Bank Merger Agreement by NYCB as NYCB Bank’s sole stockholder, and (iii) if applicable, an advisory (non-binding) vote on the compensation that may be paid or become payable to NYCB’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement, no other corporate proceedings on the part of NYCB or Merger Sub are necessary to adopt or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by NYCB and Merger Sub and (assuming due authorization, execution and delivery by Flagstar) constitutes a valid and binding obligation of NYCB and Merger Sub, enforceable against NYCB and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of NYCB Common Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite NYCB Vote), and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of NYCB will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by NYCB or Merger Sub, nor the consummation by NYCB or Merger Sub of the transactions contemplated hereby (including the Merger, the Holdco Merger, the Bank Merger and the NYCB Share Issuance), nor compliance by NYCB or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the NYCB Charter, NYCB Bylaws, Merger Sub Charter, Merger Sub Bylaws or the organizational documents of NYCB Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to NYCB, Merger Sub or any of the NYCB Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of NYCB, Merger Sub or any of the NYCB Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NYCB, Merger Sub or any of the NYCB Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B)

above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval or waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and the approval or waiver of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the NYDFS, and approval or waiver of such applications, filings and notices, (e) the filing of any required filings and notices, as applicable, with the OCC, (f) the filing of any required applications, filings and notices, as applicable, with any state bank regulatory authority with respect to NYCB Bank’s establishment and operation of Flagstar Bank’s branches and other offices following the Bank Merger, and the approvals or waivers of such applications, filings and notices, (g) the filing of any required applications, filings and notices, as applicable, with each Mortgage Agency and the receipt of any required consents or approvals from each Mortgage Agency, (h) the filing of those additional applications, filings and notices, if any, listed on Section 3.4 of the Flagstar Disclosure Schedule or Section 4.4 of the NYCB Disclosure Schedule and approval of such applications, filings and notices, (i) the filing with the SEC of the Joint Proxy Statement, and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration by the SEC of the effectiveness of the S-4, (j) the filing of the Certificates of Merger with the Michigan LARA pursuant to the MBCA and Delaware Secretary pursuant to the DGCL and the filing of the Holdco Merger Certificates with the Michigan LARA pursuant to the MBCA and the Delaware Secretary pursuant to the DGCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (k) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the NYCB Share Issuance, and the approval of the listing of such NYCB Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by NYCB and Merger Sub of this Agreement, (ii) the execution and deliver by NYCB Bank of the Bank Merger Agreement or (iii) the consummation by NYCB, Merger Sub and NYCB Bank of the Merger and the other transactions contemplated hereby (including the Holdco Merger, the Bank Merger and NYCB Share Issuance). As of the date hereof, NYCB and Merger Sub has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by NYCB or Merger Sub to permit consummation of the Merger, the Holdco Merger, the Bank Merger or the NYCB Share Issuance on a timely basis.

4.5 Regulatory Reports. NYCB and each of the NYCB Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Governmental Entities, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. Subject to Section 9.15 and except for normal examinations conducted by a Governmental Entity in the ordinary course of business of NYCB and the NYCB Subsidiaries, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of NYCB, investigation into the business or operations of NYCB or any of the NYCB Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. Subject to Section 9.15, there (a) is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of NYCB or any of the NYCB Subsidiaries, and (b) has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of NYCB or any of the NYCB Subsidiaries since January 1,

2018, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

4.6 Financial Statements.

(a) The financial statements of NYCB and the NYCB Subsidiaries included (or incorporated by reference) in the NYCB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of NYCB and the NYCB Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of NYCB and the NYCB Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of NYCB and the NYCB Subsidiaries have been, since January 1, 2018, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accounting firm of NYCB has resigned (or informed NYCB that it intends to resign) or been dismissed as independent public accountants of NYCB as a result of or in connection with any disagreements with NYCB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, neither NYCB nor any of the NYCB Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of NYCB, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of NYCB included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of NYCB and the NYCB Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, NYCB or the NYCB Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. NYCB (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to NYCB, including NYCB Subsidiaries, is made known to the chief executive officer and the chief financial officer of NYCB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to NYCB’s outside auditors and the audit committee of NYCB’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect NYCB’s ability to record, process, summarize and report financial information, and (B) to the knowledge of NYCB, any fraud, whether or not material, that involves management or other employees who have a significant role in NYCB’s internal controls over financial reporting. Any such disclosures were made in writing by management to NYCB’s auditors and audit committee and true and complete copies of such disclosures have been made available to Flagstar. To the knowledge of NYCB, there is no reason to believe that NYCB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither NYCB nor any of the NYCB Subsidiaries, nor, to the knowledge of NYCB, any director, officer, auditor, accountant or representative of NYCB or any of the NYCB Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of NYCB or any of the NYCB Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that NYCB or any of the NYCB Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing NYCB or any of the NYCB Subsidiaries, whether or not employed or retained by NYCB or any of the NYCB Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by NYCB or any of the NYCB Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of NYCB or any committee thereof or the Board of Directors or similar governing body of any NYCB Subsidiary or any committee thereof, or, to the knowledge of NYCB, to any director or officer of NYCB or any NYCB Subsidiary.

4.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”) and Goldman Sachs & Co. LLC (“Goldman Sachs”), neither NYCB nor any NYCB Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. NYCB has disclosed to Flagstar as of the date hereof the aggregate fees provided for in connection with the engagement by NYCB of each of Piper Sandler and Goldman Sachs related to the Merger and the other transactions contemplated hereunder.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2020, except for changes resulting from or related to the Pandemic or the Pandemic Measures, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

(b) Since December 31, 2020, through the date of this Agreement, except with respect to the transactions contemplated hereby and changes resulting from or related to the Pandemic or the Pandemic Measures, NYCB and the NYCB Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal and Regulatory Proceedings.

(a) Neither NYCB nor any of the NYCB Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of NYCB, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against NYCB or any of the NYCB Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on NYCB or any of the NYCB Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) Subject to Section 9.15, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon NYCB, any of the NYCB Subsidiaries or the assets of NYCB or any of the NYCB Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on NYCB or any of the NYCB Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

4.10 Taxes and Tax Returns. Each of NYCB and NYCB Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true and complete in all material respects. All material Taxes of NYCB and NYCB Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of NYCB and NYCB Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither NYCB nor any of the NYCB Subsidiaries has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of NYCB and NYCB Subsidiaries or the assets of NYCB and NYCB Subsidiaries. Neither NYCB nor any of the NYCB Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among NYCB and NYCB Subsidiaries and other than customary provisions contained in commercial arrangements the primary subject of which is not Taxes and which effect is not material). Neither NYCB nor any of the NYCB Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was NYCB), or (ii) has any liability for the Taxes of any person (other than NYCB or any of the NYCB Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither NYCB nor any of the NYCB Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither NYCB nor any of the NYCB Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

4.11 Employees.

(a) Except as would not result in any material liability to NYCB and the NYCB Subsidiaries, taken as a whole, each NYCB Benefit Plan has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “NYCB Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the NYCB or any of its Subsidiaries for the benefit of any current or former employee, officer or director of NYCB or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefits.

(b) Except as would not result in any material liability to NYCB and the NYCB Subsidiaries, taken as a whole, with respect to each NYCB Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such NYCB Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such NYCB Benefit Plan’s actuary with respect to such NYCB Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such NYCB Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be made to the PBGC have been timely paid in full, (vi) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by NYCB or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such NYCB Benefit Plan. No Controlled Group Liability has been incurred by NYCB or an NYCB ERISA Affiliates that has not been satisfied in full, and, to the knowledge of NYCB, no condition exists that presents a material risk to NYCB or an NYCB ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Flagstar and the Flagstar Subsidiaries.

(c) None of NYCB, the NYCB Subsidiaries nor any other NYCB ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of NYCB and the NYCB Subsidiaries nor any NYCB ERISA Affiliate has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. For purposes of this Agreement, “NYCB ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the NYCB or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(d) Except as would not result in any material liability to NYCB and the NYCB Subsidiaries, taken as a whole, there are no pending or, to NYCB’s knowledge, threatened labor grievances or unfair labor practice claims or charges against NYCB or any of its Subsidiaries, or any strikes or other labor disputes against NYCB or any of its Subsidiaries. Neither NYCB nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and, except as would not result in any material liability to NYCB and the NYCB Subsidiaries, taken as a whole, there are no pending or, to the knowledge of NYCB, threatened organizing efforts by any union seeking to represent any employees of NYCB or any of its Subsidiaries.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, NYCB and the NYCB Subsidiaries, since January 1, 2018, have complied with all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, employee privacy rights, labor relations, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(f) Since January 1, 2018, neither NYCB nor any NYCB Subsidiary has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by, and to the knowledge of NYCB, no allegations of sexual harassment or sexual misconduct have been made to NYCB against, any individual in his or her capacity as (i) an officer of NYCB or any of the NYCB Subsidiaries, (ii) a member of the Board of Directors of NYCB, or (iii) an employee of NYCB or any of the NYCB Subsidiaries at a level of vice president or above. There are no proceedings currently pending or, to the knowledge of NYCB, threatened related to any allegations of sexual harassment or sexual misconduct by any of the individuals identified in clauses (i)-(iii) of this Section 4.11(f).

4.12 SEC Reports. NYCB has previously made available to Flagstar a true and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by NYCB pursuant to the Securities Act or the Exchange Act (the “NYCB Reports”), and no such NYCB Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all NYCB Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of NYCB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the NYCB Reports.

4.13 Compliance with Applicable Law.

(a) NYCB and each of the NYCB Subsidiaries hold, and have at all times since January 1, 2018, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, and, to the knowledge of NYCB, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, NYCB and each of the NYCB Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to NYCB or any of the NYCB Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, regulation, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 (as amended) and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the CARES Act, the Pandemic Measures, and all Governmental Entity requirements relating to the origination, sale and servicing of mortgage and consumer loans. NYCB and the NYCB Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by NYCB and the NYCB Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where NYCB and the NYCB Subsidiaries conduct business.

(c) NYCB Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) NYCB maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and Trade Secrets against any Security Breach. To the knowledge of NYCB, since January 1, 2018, NYCB has not experienced any Security Breach that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. To the knowledge of NYCB, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

(e) Without limitation, none of NYCB, or any of the NYCB Subsidiaries, or, to the knowledge of NYCB, any director, officer, employee, agent or other person acting on behalf of NYCB or any of the NYCB Subsidiaries has, directly or indirectly, (i) used any funds of NYCB or any of the NYCB Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of NYCB or any of the NYCB Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of NYCB or any of the NYCB Subsidiaries, (v) made any fraudulent entry on the books or records of NYCB or any of the NYCB Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for NYCB or any of the NYCB Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for NYCB or any of the NYCB Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

(f) As of the date hereof, each of NYCB and NYCB Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither NYCB nor NYCB Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that NYCB Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, neither NYCB nor any of the NYCB Subsidiaries has directly contracted with an agent for providing assistance to eligible borrowers in connection with any PPP loans.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, (i) NYCB and each of the NYCB Subsidiaries have properly administered all accounts for which it acts as an agent or fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, investment manager, in accordance with the terms of the governing documents and applicable state, federal and foreign law and (ii) none of NYCB, any of the NYCB Subsidiaries, or, to the knowledge of NYCB, any of its or the NYCB Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such agent or fiduciary account, and the accountings and related data for each such agent or fiduciary account are true and complete and accurately reflect the assets, activities and performance of such agent or fiduciary account.

4.14 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which NYCB or any of the NYCB Subsidiaries is a party or by which NYCB or any of the Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by NYCB, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, an “NYCB Contract”).

(b) In each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, (i) each NYCB Contract is valid and binding on NYCB or one of the NYCB Subsidiaries, as applicable, and in full force and effect (except as may be limited by the Enforceability Exceptions), (ii) NYCB and each of the NYCB Subsidiaries, since January 1, 2018 have complied with and performed all obligations required to be complied with or performed by any of them to date under each NYCB Contract, (iii) to the knowledge of NYCB, each third-party counterparty to each NYCB Contract has, since

January 1, 2018, complied with and performed all obligations required to be complied with and performed by it to date under such NYCB Contract, (iv) neither NYCB nor any of the NYCB Subsidiaries has knowledge of, or has received written notice of, (A) any violation of any NYCB Contract by any of the other parties thereto or (B) any dispute with any third party to any NYCB Contract, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of NYCB or any of the NYCB Subsidiaries or, to the knowledge of NYCB, any other party thereto, of or under any such NYCB Contract and (vi) no third-party counterparty to any NYCB Contract has exercised or threatened to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any NYCB Contract as a result of the Pandemic or the Pandemic Measures.

4.15 Agreements with Governmental Entities. Subject to Section 9.15, neither NYCB nor any of the NYCB Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the NYCB Disclosure Schedule, an “NYCB Regulatory Agreement”), nor has NYCB or any of the NYCB Subsidiaries been advised in writing, or to NYCB’s knowledge, orally, since January 1, 2018, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such NYCB Regulatory Agreement.

4.16 Information Technology. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, (a) each of NYCB and the NYCB Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all information technology assets used in the conduct of the business of NYCB and the NYCB Subsidiaries as currently conducted, and (b) to the knowledge of NYCB, since January 1, 2018, no person has gained unauthorized access to any information technology networks owned or controlled by and material to the operation of the business of NYCB and the NYCB Subsidiaries.

4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, NYCB and its Subsidiaries, since January 1, 2018, have complied with all applicable Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of NYCB, any private environmental investigations or remediation activities or governmental investigations of any nature, pending or to the knowledge of NYCB threatened, against NYCB or any of its Subsidiaries, seeking to impose or that could reasonably be expected to result in the imposition on NYCB or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB. NYCB is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB.

4.18 Investment Securities and Commodities.

(a) Each of NYCB and the NYCB Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to NYCB’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of NYCB or the NYCB Subsidiaries. Such securities and commodities are valued on the books of NYCB in accordance with GAAP in all material respects.

(b) NYCB and the NYCB Subsidiaries employ, to the extent applicable, investment, securities, derivatives, risk management and other policies, practices and procedures that NYCB believes are prudent and reasonable in the context of their respective businesses, and NYCB and the NYCB Subsidiaries, since January 1, 2018, have complied with such policies, practices and procedures in all material respects.

4.19 Related Party Transactions. As of the date hereof, except as set forth in any NYCB Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between NYCB or any of the NYCB Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of NYCB or any of the NYCB Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding NYCB Common Stock (or any of such person’s immediate family members or affiliates) (other than NYCB Subsidiaries) on the other hand, of the type required to be reported in any NYCB Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.20 State Takeover Laws. Each of the Boards of Directors of NYCB and Merger Sub has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions. In accordance with Section 262 of the DGCL and Section 762 of the MBCA, as applicable, no appraisal or dissenters’ rights will be available to the holders of NYCB Common Stock, NYCB Preferred Stock or Merger Sub Common Stock in connection with the Merger and the Holdco Merger, as applicable.

4.21 Reorganization. NYCB has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22 Opinion. Prior to the execution of this Agreement, each of Piper Sandler and Goldman Sachs rendered to the Board of Directors of NYCB an oral opinion (which will be confirmed by delivery of a written opinion), in each case, to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, limitations and other matters set forth in the applicable written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to NYCB. Neither of such opinions has been amended or rescinded as of the date of this Agreement.

4.23 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, all Interest Rate Instruments, whether entered into for the account of NYCB or any of the NYCB Subsidiaries or for the account of a customer of NYCB or any of the NYCB Subsidiaries were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of NYCB or one of the NYCB Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). NYCB and each of the NYCB Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of NYCB, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

4.24 NYCB Information. The information relating to NYCB and the NYCB Subsidiaries that is provided in writing by NYCB or the NYCB Subsidiaries or their respective representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of NYCB incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document to be filed with any Governmental Entity in connection herewith, in each case, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Flagstar or any of the Flagstar Subsidiaries or are within the reasonable control of Flagstar and the Flagstar Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Flagstar or any of the Flagstar Subsidiaries or are within the reasonable control of Flagstar and the Flagstar Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Loan Portfolio.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, each outstanding Loan of NYCB or any of the NYCB Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of NYCB and the NYCB Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NYCB, each outstanding Loan of NYCB or any of the NYCB Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of NYCB and the NYCB Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) None of the agreements pursuant to which NYCB or any of the NYCB Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(d) Neither NYCB nor any of the NYCB Subsidiaries is now, nor has it ever been since January 1, 2018, subject to any material fine, suspension, settlement or other administrative agreement or sanction by any Governmental Entity relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Flagstar Disclosure Schedule or the NYCB Disclosure Schedule), as may be required by law or regulation (including any Pandemic Measures) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), (a) Flagstar shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (b) each of NYCB and Flagstar shall, and shall cause its respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either NYCB or Flagstar to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1, Section 5.2 (other than Section 5.2(b) and Section 5.2(f), to which this sentence shall not apply) or Section 5.3 (other than Section 5.3(b), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2 or Section 5.3. Notwithstanding anything to the contrary set forth in this Section 5.1, no action or failure to take action by Flagstar or any of its Subsidiaries or NYCB or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 (in the case of Flagstar or its Subsidiaries) or Section 5.3 (in the case of NYCB or its Subsidiaries) shall constitute a breach of this Section 5.1 unless such action or failure to take action would constitute a breach of such provision of Section 5.2 (in the case of Flagstar or its Subsidiaries) or Section 5.3 (in the case of NYCB or its Subsidiaries).

5.2 Flagstar Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Flagstar Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by law or regulation (including the Pandemic Measures), Flagstar shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of NYCB (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Flagstar or any of its wholly-owned Subsidiaries to Flagstar or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned Subsidiary of Flagstar) (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Flagstar Securities or any securities of any Flagstar Subsidiary, except, in each case, (A) regular quarterly cash dividends by Flagstar at a rate not in excess of $0.06 per share of Flagstar Common Stock, and any associated dividend equivalents for Flagstar Equity Awards, (B) dividends paid by any of the Subsidiaries of Flagstar to Flagstar or any of Flagstar’s wholly-owned Subsidiaries, (C) the acceptance of shares of Flagstar Common Stock for withholding Taxes incurred in connection with the vesting or settlement of Flagstar Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements or (D) regular distributions of outstanding trust preferred securities in accordance with their terms;

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any Flagstar Securities or any securities of any Flagstar Subsidiary; or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Flagstar Securities or any securities of any Flagstar Subsidiary or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Flagstar Securities or any securities of any Flagstar Subsidiary, except pursuant to the vesting or settlement of Flagstar Equity Awards (and dividend equivalents thereon, if any) in accordance with their terms, in each case, outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;

(c) sell, transfer, license, encumber or otherwise dispose of any of its material properties (other than real property), deposits or assets or any business to any person other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment or acquisition (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Flagstar;

(e) in each case, except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any Flagstar Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Flagstar or its Subsidiaries, or (ii) enter into any contract that would constitute a Flagstar Contract if it were in effect on the date of this Agreement; provided that this clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by this Section 5.2;

(f) except as required under the terms of any Flagstar Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, amend or terminate any Flagstar Benefit Plan, or any arrangement that would be a Flagstar Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than (A) increases to current employees at the level below senior vice president in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, or (B) the payment of incentive compensation for completed performance periods based upon actual corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) grant any new awards, or amend or modify the terms of any outstanding awards, under any Flagstar Benefit Plan, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (vi) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Flagstar Benefit Plan, (vii) terminate the employment or services of any employee at or above the level of senior vice president, other than for cause, or (viii) hire any employee at the level of senior vice president or above or promote any employee at or above the level of senior vice president (other than as a replacement hire or promotion receiving substantially similar terms of employment as the departed employee);

(g) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(h) except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $250,000 individually or $500,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Flagstar or any Flagstar Subsidiary in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Flagstar or its Subsidiaries or the Surviving Entity or its Subsidiaries;

(i) take any action where such action could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(j) amend the Flagstar Charter, the Flagstar Bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(k) other than in prior consultation with NYCB, materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m) (i) enter into any new line of business, (ii) other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or policies imposed by any Governmental Entity, or (iii) make any loans or extensions of credit or renewals thereof to the extent such loan or extension of credit has (A) a risk rating of 10 or worse (as determined in the ordinary course of business consistent with past practice under Flagstar’s and its Subsidiaries’ lending policies in effect as of the date hereof) and (B) an aggregate principal balance that exceeds $20,000,000 individually; provided that, in the case of this clause (iii), if NYCB does not respond to any such request for consent within five (5) business days after the relevant loan package is provided to NYCB, such non-response shall be deemed to constitute consent pursuant to this clause (iii);

(n) make, or commit to make, any capital expenditures, other than (i) any capital expenditures in an amount that, in the aggregate, does not exceed the aggregate amount of capital expenditures set forth in Flagstar’s capital expenditure budget set forth in Section 5.2(n) of the Flagstar Disclosure Schedule and (ii) any additional capital expenditures so long as the amount of any individual capital expenditure incurred in reliance on this clause (ii) does not exceed the amount contemplated by the foregoing clause (i) by more than five percent (5%);

(o) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(p) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(q) (i) make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Flagstar or its Subsidiaries, (ii) mortgage, acquire or sell any real property (other than other real estate owned (OREO) properties in the ordinary course) for consideration in an amount in excess of $1,000,000 for any individual property or (iii) enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property requiring base annual rental payments under any individual lease in excess of $500,000;

(r) knowingly take any action that is intended or reasonably likely to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied in a timely manner;

(s) abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by Flagstar or any Flagstar Subsidiary; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 NYCB Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the NYCB Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by law or regulation (including the Pandemic Measures),

NYCB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Flagstar (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the NYCB Charter or the NYCB Bylaws in a manner that would (i) prevent or delay the adoption of, or conflict with, the NYCB Bylaws Amendment or (ii) otherwise materially and adversely affect the holders of Flagstar Common Stock, or adversely affect the holders of Flagstar Common Stock relative to other holders of the NYCB Common Stock;

(b) adjust, split, combine or reclassify any capital stock of NYCB or make, declare or pay any extraordinary dividend on any capital stock of NYCB;

(c) incur any indebtedness for borrowed money (other than indebtedness of NYCB or any of its wholly-owned Subsidiaries to NYCB or any of its Subsidiaries) that would reasonably be expected to prevent NYCB or its Subsidiaries from assuming Flagstar’s or its Subsidiaries’ outstanding indebtedness;

(d) sell or transfer all or substantially all of the assets of it or NYCB Bank, merge or consolidate itself or NYCB Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or NYCB Bank;

(e) take any action where such action could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(f) knowingly take any action that is intended or reasonably likely to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied in a timely manner; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, NYCB and Flagstar shall prepare and file with the SEC the Joint Proxy Statement, and NYCB shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. NYCB and Flagstar, as applicable, shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. Each of NYCB and Flagstar shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and NYCB and Flagstar shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective stockholders and shareholders, as applicable. NYCB shall also use reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Flagstar shall use reasonable best efforts, to the extent permitted by applicable law, to furnish all information concerning Flagstar and the holders of Flagstar Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use reasonable best efforts to make such filings within forty (40) days of the date of this Agreement) that are necessary or advisable to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Holdco Merger and Bank Merger), (ii) obtain each such permit, consent, approval or authorization contemplated by the foregoing clause (i) as promptly as practicable and (iii) comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The parties shall cooperate with each other in connection with the matters contemplated by this Section 6.1(b) (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of any Governmental Entities for documents and information. NYCB and Flagstar shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to Flagstar or NYCB, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated in this Agreement, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity in connection with or affecting the transactions contemplated by this Agreement which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and subject to applicable law and Section 9.15. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof), or waivers of such regulatory authorizations, consents, orders and approvals, (i) from the Federal Reserve Board, the FDIC, the NYDFS and the Mortgage Agencies and, with respect to NYCB Bank’s establishment and operation of Flagstar Bank’s branches and other offices following the Bank Merger Effective Time, any state bank regulatory authority and (ii) referred to in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Holdco Merger and the Bank Merger), except, in the case of clause (ii), for any such authorizations, consents, orders or approvals the failure of which to be obtained would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Entity. As used herein, “Mortgage Agencies” means Ginnie Mae, Fannie Mae, Freddie Mac, the Federal Housing Authority of the U.S. Department of Housing and Urban Development, the United States Department of Agriculture and the United States Department of Veterans Affairs.

(c) In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing and (ii) avoid or eliminate each and every impediment that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require NYCB or any of its Subsidiaries, or permit Flagstar or any of its Subsidiaries (without the prior written consent of NYCB), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d) NYCB and Flagstar shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of NYCB, Flagstar or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Holdco Merger the Bank Merger, and the other transactions contemplated by this Agreement.

(e) NYCB and Flagstar shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of NYCB and Flagstar, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time and upon prior written notice from the accessing party, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of NYCB and Flagstar shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that NYCB or Flagstar, as the case may be, is not permitted to disclose in accordance with Section 9.15 or otherwise under applicable law or regulation), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither NYCB nor Flagstar nor any of their respective Subsidiaries shall be required to provide access to or to disclose information, or otherwise comply with the foregoing provisions of this Section 6.2, where such access or disclosure would violate or prejudice the rights of NYCB’s or Flagstar’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that NYCB or Flagstar, as the case may be, reasonably determines, in light of the Pandemic or the Pandemic Measures, that such access would jeopardize the health and safety of any of its employees. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of NYCB and Flagstar shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 7, 2021, between NYCB and Flagstar (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth in this Agreement. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approval and Stockholder Approval.

(a) Each of NYCB and Flagstar shall call, give notice of, convene and hold a meeting of its stockholders and shareholders, respectively (the “NYCB Meeting” and the “Flagstar Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite NYCB Vote and the Requisite Flagstar Vote, respectively, required in connection with this Agreement, the NYCB Share Issuance and the Merger, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders or shareholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of NYCB and Flagstar shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b) Subject to Section 6.3(c), (i) each of NYCB and Flagstar and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of NYCB and the shareholders of Flagstar, respectively, the Requisite NYCB Vote and the Requisite Flagstar Vote, respectively, including by communicating to the respective stockholders of NYCB and shareholders of Flagstar its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of NYCB, the stockholders of NYCB approve and adopt the NYCB Share Issuance (the “NYCB Board Recommendation”), and, in the case of Flagstar, that the shareholders of Flagstar adopt this Agreement (the “Flagstar Board Recommendation”); and (ii) each of NYCB and Flagstar and their respective Boards of Directors shall not (A) withhold, withdraw, modify or qualify in a manner adverse to the other party the NYCB Board Recommendation, in the case of NYCB, or Flagstar Board Recommendation, in the case of Flagstar, (B) fail to make the NYCB Board Recommendation, in the case of NYCB, or Flagstar Board Recommendation, in the case of Flagstar, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the NYCB Board Recommendation, in the case of NYCB, or Flagstar Board Recommendation, in the case of Flagstar, in each case, within ten (10) business days (or such fewer number of days as remains prior to the NYCB Meeting or Flagstar Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of NYCB or Flagstar, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to make or continue to make the NYCB Board Recommendation or Flagstar Board Recommendation, as applicable, such Board of Directors may, in the case of NYCB, prior to the receipt of the Requisite NYCB Vote, and in the case of Flagstar, prior to the receipt of the Requisite Flagstar Vote, submit this Agreement to its stockholders or shareholders, respectively, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders or shareholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to make or continue to make the NYCB Board Recommendation or Flagstar Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).

(d) NYCB or Flagstar shall adjourn or postpone the NYCB Meeting or Flagstar Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of NYCB Common Stock or Flagstar Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Flagstar or NYCB, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Flagstar Vote or the Requisite NYCB Vote. Subject to the terms and conditions of this Agreement, Flagstar or NYCB, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders or shareholders, as applicable, in order to obtain the Requisite Flagstar Vote or Requisite NYCB Vote, respectively; provided that the foregoing shall not restrict in any way each of the Boards of Directors of NYCB and Flagstar from making a Recommendation Change permitted by Section 6.3(c) and disclosing such Recommendation Change and the basis and reasons therefor. Notwithstanding anything to the contrary set forth in this Agreement, neither NYCB nor Flagstar shall be required to adjourn or postpone the NYCB Meeting or the Flagstar Meeting, as applicable, more than two (2) times pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, but subject to the obligation to adjourn or postpone such meeting as set forth in the first sentence of this Section 6.3(d), unless this Agreement has been terminated in accordance with its terms, (i) the NYCB Meeting shall be convened and the NYCB Share Issuance shall be submitted to the stockholders of NYCB at the NYCB Meeting for approval, (ii) the Flagstar Meeting shall be convened and this Agreement shall be submitted to the shareholders of Flagstar at Flagstar Meeting for adoption and (iii) nothing contained in this Agreement shall be deemed to relieve NYCB of such obligation under the foregoing clause (i) or Flagstar of such obligation under the foregoing clause (ii).

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.3(c) of this Agreement, each of NYCB and Flagstar shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, the Holdco Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Flagstar or NYCB or any of their respective Subsidiaries in connection with the Merger, the Holdco Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c) or any similar opinions required in connection with the Joint Proxy Statement or the S-4 described in Section 6.1, including by executing and delivering representations contained in certificates of officers of NYCB and Flagstar reasonably satisfactory in form and substance to NYCB’s and Flagstar’s respective counsels.

6.5 Stock Exchange Matters.

(a) NYCB shall cause the shares of the NYCB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing Date, Flagstar shall cooperate with NYCB and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of Flagstar Common Stock from the NYSE and the deregistration of Flagstar Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6 Employee Matters.

(a) Commencing on the Effective Time and ending on December 31, 2022, unless otherwise mutually determined by Flagstar and NYCB prior to the Effective Time, NYCB shall provide to employees of Flagstar and the Flagstar Subsidiaries who at the Effective Time become employees of NYCB or the NYCB Subsidiaries (the “Continuing Employees”) (i) a base salary or base wage rate no less than that provided by Flagstar and the Flagstar Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target incentive opportunities (both cash and equity) that are no less favorable, in the aggregate, than the target incentive opportunities (both cash and equity) provided by Flagstar and the Flagstar Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits (other than severance) that are no less favorable than those provided to other similarly situated employees of NYCB or by Flagstar and the Flagstar Subsidiaries to each such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, NYCB and Flagstar agree that, during the period commencing at the Effective Time and ending on the later of the first anniversary thereof or December 31, 2022, NYCB shall provide severance payments and benefits as described in Section 6.6(a) of the NYCB Disclosure Schedule with respect to any Continuing Employee who is involuntarily terminated during such period.

(b) With respect to any employee benefit plans of NYCB or NYCB Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (“New Plans”), NYCB and the NYCB Subsidiaries shall, to the extent permitted by applicable law, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of NYCB or its affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles, co-payments or coinsurance and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with Flagstar and its Subsidiaries for all purposes under each applicable New Plan (it being understood that, for the avoidance of doubt, such service credit shall not entitle any Continuing Employee to benefits under any frozen NYCB Benefit Plan), as if such service had been performed with NYCB, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If requested by NYCB in writing delivered to Flagstar not less than twenty (20) business days before the Closing Date, the Board of Directors of Flagstar (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Flagstar 401(k) Employee Savings Plan (the “Flagstar 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If NYCB requests that Flagstar 401(k) Plan be terminated, (i) Flagstar shall provide NYCB with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by NYCB) not later than two (2) days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by NYCB or one of its Subsidiaries (the “NYCB 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan for Continuing Employees. NYCB and Flagstar shall take any and all actions as may be required, including amendments to Flagstar 401(k) Plan and/or the NYCB 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the NYCB 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from Flagstar 401(k) Plan in the form of cash, notes (in the case of loans), NYCB Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from Flagstar 401(k) Plan, and NYCB shall endeavor through reasonably commercial efforts to ensure availability of in-kind and note rollover.

(d) On and after the date hereof, any written employee notices or communication materials for distribution to a group of employees (including any website posting) or broad-based oral communications (i) to be provided or communicated by Flagstar with respect to any material employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of NYCB, and Flagstar shall consider in good faith revising such notice or communication to reflect any comments or advice that NYCB timely provides and (ii) to be provided or communicated by NYCB to employees of Flagstar with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of Flagstar, and NYCB shall consider in good faith revising such notice or communication to reflect any comments or advice that Flagstar timely provides.

(e) Except as otherwise expressly set forth in this Section 6.6, NYCB agrees to assume and honor, in accordance with their terms, all Flagstar Benefit Plans including with respect to any accrued paid time off, vacation or other approved leave, it being understood that this sentence shall not be construed to limit the ability of NYCB or any NYCB Subsidiary to amend or terminate any Flagstar Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable Flagstar Benefit Plan. NYCB agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any Flagstar Benefit Plan, and prior to the Effective Time, Flagstar Board (or the compensation committee thereof) shall be empowered to take such action as necessary to declare such status under such Flagstar Benefit Plans.

(f) NYCB shall take all necessary action to cause the ESOP to be terminated as of not later than the business day prior to the Effective Time. Subject to the terms of the ESOP and applicable law, upon termination of the ESOP pursuant to the prior sentence, the accounts of all participants and beneficiaries in the ESOP immediately prior to the Effective Time shall become fully vested effective as of the effective time of the termination of the ESOP.

(g) NYCB shall take all necessary action to cause the Supplemental Benefits Plan of NYCB Bank to be terminated at or immediately prior to the Effective Time in accordance with Section 409A of the Code and the terms of the plan document, and to pay to each participant a lump sum cash amount equal to the benefit to which such participant is entitled pursuant to the terms of such plan.

(h) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of NYCB or Flagstar or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Flagstar, NYCB or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Flagstar, NYCB or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of NYCB or Flagstar or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Flagstar Benefit Plan or NYCB Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Flagstar Benefit Plan or NYCB Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of NYCB or Flagstar or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case, to the fullest extent permitted by applicable law, Flagstar Charter, Flagstar Bylaws and the governing or organizational documents of any Flagstar Subsidiary, each present and former director, officer or employee of Flagstar and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Flagstar Indemnified Parties”) against any costs or expenses (including reasonable attorneys’

fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of Flagstar or any of its Subsidiaries or is or was serving at the request of Flagstar or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Flagstar Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Flagstar Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with Flagstar Indemnified Parties, and Flagstar Indemnified Parties shall reasonably cooperate with the Surviving Entity, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Flagstar (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Flagstar or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of this Agreement and the transactions contemplated by this Agreement); provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Flagstar for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Flagstar, in consultation with, but only upon the consent of, NYCB, may (and at the request of NYCB, Flagstar shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Flagstar’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The obligations of the Surviving Entity, NYCB or Flagstar under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Flagstar Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Flagstar Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Flagstar Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of NYCB, on the one hand, and a Subsidiary of Flagstar, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the Holdco Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by NYCB.

6.9 Advice of Changes. NYCB and Flagstar shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it, or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Dividends. After the date of this Agreement and to the extent permitted under the NYCB Charter and Flagstar Charter, respectively, each of NYCB and Flagstar shall coordinate with the other the declaration of any dividends in respect of the NYCB Common Stock and Flagstar Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Flagstar Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Flagstar Common Stock and any shares of the NYCB Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (a) starting with the fourth quarter of 2021, the Board of Directors of Flagstar shall cause its regular quarterly dividend record dates and payments dates for Flagstar Common Stock to be delayed so as to be similar to the regular quarterly dividend record dates and payments dates for NYCB Common Stock and (b) the Board of Directors of NYCB shall continue to pay dividends on the NYCB Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.11 Shareholder Litigation. Each party shall, to the extent permitted under applicable law and regulation, give the other party prompt notice in writing of any stockholder or shareholder, as applicable, litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. Flagstar shall give NYCB the opportunity to participate (at NYCB’s expense) in the defense or settlement of any such litigation. Each party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. Flagstar shall not agree to settle any such litigation without NYCB’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that NYCB shall not be obligated to consent to any settlement which does not include a full release of NYCB and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.

6.12 Corporate Governance.

(a) Prior to the Effective Time, the Board of Directors of NYCB shall take all actions necessary to adopt the NYCB Bylaws Amendment. Effective as of the Holdco Merger Effective Time, and in accordance with the NYCB Bylaws Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Entity and the full Board of Directors of NYCB Bank shall each be twelve (12), of which (i) eight (8) shall be directors of NYCB immediately prior to the Effective Time, which shall include the Chief Executive Officer of NYCB immediately prior to the Effective Time, Robert Wann, Hanif Dahya, who shall serve as the Presiding Director, and such other directors as determined by NYCB and (ii) four (4) shall be directors of Flagstar immediately prior to the Effective Time (the “Flagstar Designated Directors”), which shall include the Chief Executive Officer of Flagstar immediately prior to the Effective Time, who shall serve as the non-Executive Chairman of the Board of Directors of each of the Surviving Entity and the Board of Directors of NYCB Bank, David Treadwell, who shall serve as the Risk Assessment Committee Chairman of the Surviving Entity and such other directors as mutually agreed to by Flagstar and NYCB, who shall be independent of NYCB in accordance with applicable stock exchange standards.

(b) At the Effective Time, NYCB shall invite all directors of Flagstar immediately prior to the Effective Time other than the Flagstar Designated Directors to become members of an Advisory Board of NYCB (the “Advisory Board”), and shall cause all such individuals who accept such invitation to be elected or appointed for a two (2)-year term as members of the Advisory Board. Such members of the Advisory Board will serve on the Advisory Board until the second (2nd) anniversary of the Closing Date or until their respective earlier death or resignation, during which period such members will each receive quarterly compensation of $10,000 per quarter served. The Chief Executive Officer of NYCB shall meet with the Advisory Board at least one time per quarter during the two (2) year period beginning on the Closing Date.

(c) Effective as of the Effective Time, the Board of Directors of NYCB shall take such actions as are necessary and appropriate to adopt the lending policies and procedures of Flagstar that were in effect immediately prior to the Closing with respect to the acquired Flagstar operations as the lending policies and procedures for such acquired Flagstar operations.

6.13 Acquisition Proposals.

(a) Each party agrees that it will, and will cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Flagstar, in the case of NYCB, or NYCB, in the case of Flagstar, with respect to any Acquisition Proposal.

(b) Each party agrees that it will not, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except (x) to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.13 and (y) to seek and obtain legal or financial advice from such party’s outside counsel and outside financial advisors, as applicable), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary set forth in Section 6.13(a) or 6.13(b), in the event that after the date of this Agreement and prior to the receipt of the Requisite NYCB Vote, in the case of NYCB, or the Requisite Flagstar Vote, in the case of Flagstar, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data to and participate in negotiations or discussions with the person making the Acquisition Proposal, or any Representative of the person making the Acquisition Proposal, if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement (“Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party.

(d) Each party will promptly (and, in any event, within one business day after receipt) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an

Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal) and will keep the other party reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(e) As used in this Agreement, “Acquisition Proposal” shall mean, (i) with respect to Flagstar, other than the transactions contemplated by this Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in, (A) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Flagstar and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Flagstar or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Flagstar, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Flagstar or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Flagstar, or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Flagstar or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Flagstar; and (ii) with respect to NYCB, other than the transactions contemplated by this Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in, transactions described in subclauses (A) through (C) of clause (i) of this Section 6.13(e), substituting (x) “NYCB” for “Flagstar” thereof and (y) “50%” for “25%” thereof.

(f) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.14 Public Announcements. Flagstar and NYCB agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.

6.15 Change of Method. Each of NYCB and Flagstar shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Flagstar and NYCB (including the provisions of Article I), and, if and to the extent requested by such party, the other party shall agree to enter into such amendments to this Agreement as such requesting party may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to Flagstar’s shareholders, or (c) impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.16 Restructuring Efforts. If either Flagstar or NYCB shall have failed to obtain the Requisite Flagstar Vote or the Requisite NYCB Vote at the duly convened Flagstar Meeting or NYCB Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Flagstar as provided for in this Agreement, or any term that would adversely affect the Tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its shareholders or stockholders, as applicable) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its respective shareholders or stockholders, as applicable, for approval.

6.17 Takeover Restrictions. None of Flagstar, NYCB or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.18 Treatment of Flagstar Indebtedness. At and after the Effective Time for any debt of Flagstar or the Bank Merger Effective Time for any debt of Flagstar Bank, as applicable, NYCB or NYCB Bank, as applicable, shall (x) assume the due and punctual performance and observance of the covenants to be performed by Flagstar or Flagstar Bank, as applicable, under the definitive documents governing the indebtedness set forth on Section 6.18 of the Flagstar Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby; or (y) repay such indebtedness in full. In connection with any such assumption, prior to the Effective Time or the Bank Merger Effective Time, as applicable, NYCB and Flagstar shall, and shall cause NYCB Bank and Flagstar Bank, respectively, to, cooperate and use reasonable best efforts to (a) execute and deliver any supplemental indentures, officer’s certificates or other documents (including in connection with any necessary amendment or waiver), and (b) provide any opinion of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the Bank Merger Effective Time, as applicable.

6.19 Exemption from Liability Under Section 16(b). Flagstar and NYCB agree that, in order to most effectively compensate and retain those officers and directors of Flagstar subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Flagstar Insiders”), both prior to and after the Effective Time, it is desirable that Flagstar Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Flagstar Common Stock and Flagstar Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.19. Flagstar shall deliver to NYCB in a reasonably timely fashion prior to the Effective Time accurate information regarding Flagstar Insiders, and the Board of Directors of NYCB and of Flagstar, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Flagstar) any acquisitions and dispositions of Flagstar Common Stock or Flagstar Equity Awards by Flagstar Insiders, and (in the case of NYCB) any acquisitions of NYCB Common Stock or NYCB Equity Awards by any Flagstar Insiders who, immediately following the Merger, will be officers or directors of NYCB subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.20 Transition. Subject to Sections 6.2(c), commencing on and following the date hereof through the Closing Date or the earlier termination of this Agreement, and in all cases subject to applicable law or regulation, upon the reasonable request of NYCB, Flagstar shall, and shall cause its Subsidiaries to, (a) reasonably cooperate with NYCB and its Subsidiaries to facilitate the integration of the parties and their respective businesses (including the transition of Flagstar Bank’s business and operations as a Federal Savings Bank to New York Community Bank a New York State Chartered Savings Bank) effective as of the Closing Date or such later date as may be determined by NYCB and (b) consistent with the performance of their day-to-day operations and the continuous operation of Flagstar and its Subsidiaries in the ordinary course of business, use commercially reasonable efforts to cause the employees and officers of Flagstar and its Subsidiaries to provide NYCB reasonable assistance, upon the reasonable request of NYCB, with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion); provided, however, that, in each case, neither Flagstar nor any Flagstar Subsidiary shall be required to (i) terminate any third-party service provider arrangements prior to the Closing and (ii) take any action that may unreasonably and materially interfere with the business of Flagstar or any of its Subsidiaries or impede or delay the consummation of the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. The Requisite NYCB Vote and the Requisite Flagstar Vote shall have been obtained.

(b) NYSE Listing. The shares of NYCB Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction, decree or other legal restraint prohibiting the consummation of the Merger, the Holdco Merger or the Bank Merger issued by any Governmental Entity of competent jurisdiction shall be in effect. No law, statute, rule, regulation shall have been enacted, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, Holdco Merger or the Bank Merger.

7.2 Conditions to Obligations of NYCB and Merger Sub. The obligation of NYCB and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by NYCB, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Flagstar set forth in Section 3.2(a) and Section 3.8(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of Flagstar set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Flagstar Bank), Section 3.2(b), Section 3.2(c) (but only with respect to Flagstar Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Flagstar set forth in this Agreement (read without giving effect to any qualification as to the materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Flagstar or the Surviving Entity. NYCB shall have received a certificate dated as of the Closing Date and signed on behalf of Flagstar by the Chief Executive Officer and the Chief Financial Officer of Flagstar to the foregoing effect.

(b) Performance of Obligations of Flagstar. Flagstar shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and NYCB shall have received a certificate dated as of the Closing Date and signed on behalf of Flagstar by the Chief Executive Officer and the Chief Financial Officer of Flagstar to such effect.

(c) Federal Tax Opinion. Either (i) NYCB shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to NYCB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Holdco Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and, for the avoidance of doubt, in rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of NYCB and Flagstar, reasonably satisfactory in form and substance to such counsel), or (ii) there is not reasonably expected to be a Material Adverse Tax Consequence. “Material Adverse Tax Consequence” means that (i) the opinion described in Section 7.2(c)(i) is not able to be delivered and (ii) as a result of a change in law after the date hereof, the Merger and the Holdco Merger, taken together, result in materially adverse income tax consequences to NYCB and its Subsidiaries (including by reason of being a successor to Flagstar and its Subsidiaries).

7.3 Conditions to Obligations of Flagstar. The obligation of Flagstar to effect the Merger is also subject to the satisfaction, or waiver by Flagstar, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of NYCB set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of NYCB set forth in Section 4.1(a), Section 4.1(b) (but only with respect to NYCB Bank), Section 4.2(b) (but only with respect to NYCB Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of NYCB set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on NYCB. Flagstar shall have received a certificate dated as of the Closing Date and signed on behalf of NYCB by the Chief Executive Officer and the Chief Financial Officer of NYCB to the foregoing effect.

(b) Performance of Obligations of NYCB and Merger Sub. NYCB and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Flagstar shall have received a certificate dated as of the Closing Date and signed on behalf of NYCB by the Chief Executive Officer and the Chief Financial Officer of NYCB to such effect.

(c) Federal Tax Opinion. Flagstar shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Flagstar, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and Holdco Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of NYCB and Flagstar, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Flagstar Vote or the Requisite NYCB Vote (except in the case of Sections 8.1(e) and Section 8.1(f)):

(a) by mutual written consent of NYCB and Flagstar;

(b) by either NYCB or Flagstar if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Holdco Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Holdco Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either NYCB or Flagstar if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either NYCB or Flagstar (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Flagstar, in the case of a termination by NYCB, or NYCB or Merger Sub, in the case of a termination by Flagstar, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by NYCB, or Section 7.3, in the case of a termination by Flagstar, and which is not cured within forty-five (45) days following written notice to Flagstar, in the case of a termination by NYCB, or NYCB, in the case of a termination by Flagstar, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Flagstar, prior to such time that the Requisite NYCB Vote is obtained, if (i) NYCB or the Board of Directors of NYCB shall have made a Recommendation Change, or (ii) NYCB or the Board of Directors of NYCB shall have breached its obligations under Section 6.3 or 6.13 in any material respect; or

(f) by NYCB, prior to such time that the Requisite Flagstar Vote is obtained, if (i) Flagstar or the Board of Directors of Flagstar shall have made a Recommendation Change, or (ii) Flagstar or the Board of Directors of Flagstar shall have breached its obligations under Section 6.3 or 6.13 in any material respect.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either NYCB or Flagstar as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of NYCB, Merger Sub, Flagstar, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.14 (Public Announcements), this Section 8.2 and Article IX (other than Section 9.13) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of NYCB, Merger Sub or Flagstar shall be relieved or released from any liabilities or damages arising out of its actual and intentional common law fraud in such party’s making of its representations and warranties set forth in this Agreement (“Fraud”) or its Willful Breach of any provision of this Agreement. “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to Flagstar shall have been communicated to or otherwise made known to the Board of Directors or senior management of Flagstar or shall have been made directly to the shareholders of Flagstar generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to Flagstar Meeting) an Acquisition Proposal with respect to Flagstar and (B) (x) thereafter this Agreement is terminated by either NYCB or Flagstar pursuant to Section 8.1(c) without the Requisite Flagstar Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by NYCB pursuant to Section 8.1(d) as a result of a Willful Breach and (C) prior to the date that is twelve (12) months after the date of such termination, Flagstar enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal with respect to Flagstar (whether or not the same Acquisition Proposal as that referred to above), then Flagstar shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay NYCB, by wire transfer of same-day funds, a fee equal to ninety million dollars ($90,000,000) (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by NYCB pursuant to Section 8.1(f), then Flagstar shall pay NYCB, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to NYCB shall have been communicated to or otherwise made known to the Board of Directors or senior management of NYCB or shall have been made directly to the shareholders of NYCB generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the NYCB Meeting) an Acquisition Proposal with respect to NYCB and (B) (x) thereafter this Agreement is terminated by either NYCB or Flagstar pursuant to Section 8.1(c) without the Requisite NYCB Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Flagstar pursuant to Section 8.1(d) as a result of a Willful Breach and (C) prior to the date that is twelve (12) months after the date of such termination, NYCB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal with respect to NYCB (whether or not the same Acquisition Proposal as that referred to above), then NYCB shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Flagstar the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by Flagstar pursuant to Section 8.1(e), then NYCB shall pay Flagstar, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s Fraud or Willful Breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of NYCB and Flagstar acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if NYCB or Flagstar, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if NYCB or Flagstar, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Flagstar and NYCB pursuant to Section 8.2(b) and Section 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and, except in the case of Fraud or Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite NYCB Vote or the Requisite Flagstar Vote; provided, however, that after the receipt of the Requisite NYCB Vote or the Requisite Flagstar Vote, there may not be, without further approval of the stockholders of NYCB or the shareholders of Flagstar, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered by such other parties pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in this Agreement; provided, however, that after the receipt of the Requisite NYCB Vote or the Requisite Flagstar Vote, there may not be, without further approval of the stockholders of NYCB or the shareholders of Flagstar, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement or in any certificate delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger and the other transactions contemplated hereby shall be borne equally by NYCB and Flagstar.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by e-mail transmission (provided that no “error message” or other notification of non-delivery is generated), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Flagstar, to:

Flagstar Bancorp, Inc.

5151 Corporate Drive

Troy, MI 48098

Attention: James K. Ciroli, EVP and Chief Financial Officer

With a copy (which shall not constitute notice) to

Flagstar Bancorp, Inc.

5151 Corporate Drive

Troy, MI 48098

Attention: General Counsel

With a copy (which shall not constitute notice) to

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

or

155 N. Wacker Drive

Chicago, Illinois 60606

Attention:	Sven G. Mickisch
David R. Clark
Email:	Sven.Mickisch@skadden.com
David.Clark@skadden.com

and

(b)	if to NYCB or Merger Sub, to:

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Attention:	R. Patrick Quinn, General Counsel
E-mail:	R.Patrick.Quinn@mynycb.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	H. Rodgin Cohen
Mark J. Menting
Jared M. Fishman
Email:	cohenhr@sullcrom.com
mentingm@sullcrom.com
fishmanj@sullcrom.com

9.6 Interpretation. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Flagstar means the actual knowledge of any of the officers of Flagstar listed on Section 9.6 of the Flagstar Disclosure Schedule, and the “knowledge” of NYCB means the actual knowledge of any of the officers of NYCB listed on Section 9.6 of the NYCB Disclosure Schedule. As used in this Agreement, (a) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the execution and delivery of this Agreement, (ii) included in the virtual data room of a party prior to the execution and delivery of this Agreement, or (iii) filed or furnished by a party with the SEC and publicly available on EDGAR prior to the execution and delivery of this Agreement, (d) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Holdco Merger and the Bank Merger, and (f) the term “ordinary course of business,” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-business day, the period in question shall end on the next succeeding business day. References to a particular statute or regulation including all rules and regulations promulgated thereunder and any amendment or successor to such statute or regulation. References to all contracts or agreements shall include any amendments thereto. The Flagstar Disclosure Schedule and the NYCB Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained in this Agreement shall require any party or person to take any action in violation of applicable law.

9.7 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Flagstar in Article III, neither Flagstar nor any other person makes any express or implied representation or warranty with respect to Flagstar, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Flagstar hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Flagstar nor any other person makes or has made any representation or warranty to NYCB, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Flagstar, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Flagstar in Article III, any oral or written information presented to NYCB, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of Flagstar, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Flagstar acknowledges and agrees that none of NYCB, Merger Sub or any other person on behalf of NYCB or Merger Sub has made or is making, and Flagstar has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

(b) Except for the representations and warranties made by NYCB or Merger Sub in Article IV, none of NYCB, Merger Sub or any other person makes any express or implied representation or warranty with respect to NYCB, its Subsidiaries (including Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of NYCB and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of NYCB, Merger Sub or any other person makes or has made any representation or warranty to Flagstar or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to NYCB, any of its Subsidiaries (including Merger Sub) or their respective businesses, or (ii) except for the representations and warranties made by NYCB and Merger Sub in Article IV, any oral or written information presented to Flagstar or any of its affiliates or representatives in the course of their due diligence investigation of NYCB and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Each of NYCB and Merger Sub acknowledges and agrees that neither Flagstar nor any other person on behalf of Flagstar has made or is making, and neither NYCB nor Merger Sub has not relied upon, any express or implied representation or warranty other than those contained in Article III.

9.8 Counterparts. This Agreement may be executed in counterparts (including by .pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of Flagstar shall be subject to the laws of the State of Michigan).

(b) Each party hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.11 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO

ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Flagstar Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.7, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(c), 12 C.F.R. § 309.5(g)(8), 12 C.F.R. § 4.32(b), 12 C.F.R. § 309.5(g) and New York Banking Law § 36.10) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate modified or substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this section apply.

9.16 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ Thomas R. Cangemi
Name: Thomas R. Cangemi Title: Chairman, President and Chief Executive Officer

615 Corp.

By:	/s/ R. Patrick Quinn
Name: R. Patrick Quinn Title: Secretary

FLAGSTAR BANCORP, INC.

By:	/s/ Alessandro DiNello
Name: Alessandro DiNello Title: President and CEO

Signature Page to Merger Agreement

Exhibit A

Amended and Restated Flagstar Charter

(attached)

Exhibit B

Seventh Amended and Restated Flagstar Bylaws

(attached)

Exhibit C

NYCB Bylaw Amendment

(attached)

EXHIBIT 10.1

EXECUTION VERSION

                                             April 24, 2021

Thomas R. Cangemi

615 Merrick Avenue,

Westbury, NY 11590

Dear Tom:

Reference is made to the Agreement and Plan of Merger, dated as of April 24, 2021, between New York Community Bancorp, Inc. (the “Corporation”) and Flagstar Bancorp, Inc. (“Flagstar”) (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement, except as otherwise noted.

As you are aware, the Merger Agreement contemplates that, at the Effective Time, (a) Mr. Alessandro P. DiNello will serve as the Non-Executive Chairman of the Board of Directors and (b) you will no longer serve as Chairman of the Board of Directors, will serve as the President and Chief Executive Officer of the Corporation and will report directly to the Board of Directors.

This letter agreement confirms to you, and you agree that, your removal from the role of Chairman of the Board of Directors upon the Effective Time will not constitute “Good Reason”, as such term is defined in that certain Employment Agreement by between Viking and you, dated as of March 3, 2006 (the “Employment Agreement”). If for any reason you are not appointed to serve as Chairman of the Board of Directors upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. DiNello as Non-Executive Chairman of the Board of Directors and (ii) the date following the twenty-four (24) month anniversary of the Effective Time (such earlier date, the “Succession Date”), unless you are no longer serving as Chief Executive Officer as of the Succession Date, you will have “Good Reason” to terminate your employment with the Corporation at such time under the Employment Agreement.

Notwithstanding anything to the contrary in the Corporation’s 2012 Stock Incentive Plan or 2020 Omnibus Incentive Plan or any award agreement issued pursuant thereto, in the event you are terminated without “Cause” or resign for “Good Reason” (as those terms are defined in the Employment Agreement) within the thirty (30) month anniversary of the Effective Time, the Compensation Committee of the Board of Directors will take such actions as are necessary to accelerate your outstanding equity awards to become fully vested and non-forfeitable upon such termination.

The effectiveness of this letter agreement shall be conditioned upon the Closing. In the event that the Merger Agreement terminates prior to Closing, this letter agreement shall be void ab initio.

[Signature Pages Follow]

Sincerely,

NEW YORK COMMUNITY BANCORP, INC.

/s/ Hanif Dahya
By: Hanif Dahya
Title: Lead Director

AGREED AND ACCEPTED:

EXECUTIVE

/s/ Thomas R. Cangemi
Thomas R. Cangemi